RUSSELL CORPORATION

SINCE 1902

01 ANNUAL REPORT

LONG RUN



RUSSELL CORPORATION

is an international branded apparel company specializing in activewear, casualwear and athletic uniforms. Founded in 1902, the Company is headquartered in Atlanta, Georgia, and Alexander City, Alabama. Its shares trade on the New York Stock Exchange and other regional exchanges under the symbol RML.

This year marks the 100th anniversary of operations for Russell Corporation. We are proud to share the history of Russell, from its founding in 1902, to the strategic plans in place positioning the Company to grow for the next 100 years.

CONTENTS



A BOLD START

1902

With eight knitting machines, 12 sewing machines and 12 people, 25-year-old Benjamin Russell opened the Russell Manufacturing Company in Alexander City, Alabama, in April of 1902. Within two weeks, the mill was producing 150 ladies' undershirts a day. Shortly thereafter, there were orders for six months worth of production.



FOR 100 YEARS, Russell's winning strategy has focused on meeting the needs of a changing market.

THE FIRST RUSSELL SWEATSHIRT

1929

By the late 1920s, Russell's manufacturing operations had achieved vertical integration, with the ability to transform a bale of cotton into a finished garment. The product line now included a knit football jersey that evolved from a basic pullover sweater. Later known as the sweatshirt, it remains the Company's hallmark product to this day.

PRODUCT INNOVATION

From SUEDED FLEECE to PRO COTTON, Russell **SWEATSHIRTS** are engineered to function as a fashion statement, high-performance athletic gear or simply a favorite comfort item. And, in the U.S. today, Russell is #1 in men's sweats.




12
5

ALWAYS COMPETITIVE

As the top supplier to the $1.2 billion **TEAM UNIFORM** market, Russell Athletic has built a following by outfitting generations of athletes – from little leaguers to major leaguers.



THE FIRST ATHLETIC UNIFORMS

1932

Sweatshirts led to woven styled jackets for baseball, football, basketball and other sports, with these pieces among the first in the industry to feature screen printing or embroidered team numbers. Russell was on its way to establishing itself as the leader on playing fields across the country. Team uniforms also *marked the Company's entry into the international sales arena.*



MARKET SEGMENTATION

More than ever, Russell is focused on identifying specific **TARGET MARKETS** through consumer research. By understanding which market segments hold the most potential for its brands, Russell can develop more efficiently and effectively.



RECOGNIZING OPPORTUNITIES

1941

Russell survived the years of World War II by strategically positioning itself as a supplier of clothing for the U.S. Army and Navy. The athletic division turned its attention to the military by manufacturing t-shirts for GIs, while Russell weaving mills made seersucker for women's Army uniforms.



THE T-SHIRT REVOLUTION

1950

It was a subtle transition with a dramatic impact. Fueled by images such as James Dean and Marlon Brando, the t-shirt evolved gradually from an underwear garment to an outerwear wardrobe staple. Indeed, it is hard to imagine the 1950s without millions of American teenagers clad in the ubiquitous white t-shirt. Russell product was now a fashion leader.

MARKETPLACE SAVVY

Long sleeve, short sleeve. V-neck, crew neck. A rainbow of seasonal colors, a collection of coordinates – Russell **OUTERWEAR T-SHIRTS** are fashion staples and statements designed to be worn with everything from denim jeans to silk suits.





PEACE

APPAREL AS A CANVAS

1969

The revolutionary '60s had an impact on nearly every aspect of society, including Russell. The t-shirt continued to evolve from fashion statement to personal statement. Demand took off for "blank" shirts that could be tie-dyed, screen-printed, embroidered and just about everything else imaginable. In the process, one of Russell's biggest lines of business was born.

SPOTTING TRENDS

Russell recognized early the **POTENTIAL** of custom embellishing apparel to advertise and advocate. Today, the Company is the #1 supplier of sweatshirts and woven shirts, and the #2 supplier overall to screenprinters and other purchasers in the artwear market.





Brand-building strategies encompass a variety of merchandising and marketing initiatives. **SEGMENTATION MARKETING** is a critical part of this effort, introducing brands to new market audience.

JERZEES™
ACTIVEWEAR

A NEW BRAND IS BORN

1983

Two trends revolutionized apparel and retail in the early 1980s – the growth of stylized sportswear for everyday clothing and the rise of mass merchants in the retailing arena. Russell capitalized on these trends by introducing the JERZEES brand. Developed specifically for more value-oriented consumers, JERZEES has a leading market share today in the fleece category within the mass merchant channel.



MARKET EXPANSION

Sweatshirts, tees and other athletic-inspired apparel may be as American as apple pie, but there is also a tremendous **INTERNATIONAL MARKET** for them. Russell products are sold in more than 40 countries around the globe today, and global expansion represents a major opportunity for the Company.



NOT JUST TEES AND SWEATS

1993

Russell's acquisition of DeSoto Mills, a major manufacturer of athletic socks, expanded the Company's product portfolio. In recent years, both JERZEES and RUSSELL ATHLETIC have successfully developed a customer base for socks sold under their respective brands.

THE BRAND PORTFOLIO EXPANDS

2000

As Russell began looking toward its next 100 years, the Company continued to expand its portfolio of consumer brands. The acquisition of the rights to the MOSSY OAK brand, a leader in the outdoor product category, has helped to expand Russell's presence beyond its traditional activewear base.

Russell is beginning its second century with the same drive and ambition that started it all in 1902. With new products, brands, categories and a global market to **DRIVE GROWTH**, Russell has more opportunities to pursue than ever before.





TO OUR SHAREHOLDERS

2001

100 YEARS after its founding, Russell's best days are still ahead.

As you've seen on the preceding pages, Russell has a rich legacy to celebrate as it enters its centennial year. Very few of today's companies pre-date the Wright Brothers' first flight. While scores of industry peers have folded or simply faded away, this Company has changed with the times with innovative products and customer focus. Russell still has much more "history" to write.

However, the Company's 2001 performance does not reflect the true potential of which Russell is capable. Even before the events of September 11, customers had experienced the effect of a significant deterioration in the economy. As a result, in the face of declining sales, we aggressively reduced inventory, resulting in excess costs associated with idle production time.

Sales for 2001 were down 5.3 percent to $1.16 billion. Net income was $36.5 million or $1.13 per share, versus $62.1 million or $1.90 per share in 2000, excluding restructuring expenses and charges associated with the multi-year strategic plan. For the year, including restructuring charges, the Company recorded a loss of $55.5 million, or $1.74 per share, compared to earnings of $14.5 million, or $.44 per share the previous year. The current year includes after-tax charges of $91.9 million, or $2.88 per share, for restructuring expenses and charges related to the Company's multi-year strategic plan. We do not anticipate further charges related to that plan.

2001 was the final year of Russell's previously announced three-year restructuring plan. Despite the difficult year, there is no doubt that without the underlying successes of these initiatives, Russell would have had a more challenging year. Likewise, there is no doubt that much work remains for us to further strengthen the Company and improve its profitability.

Our efforts to date have successfully transformed Russell into a market-driven, low-cost, globally focused company with strong growth potential. We recognize that we must aggressively build sales and continue to reduce costs while maintaining the quality reputation for which we are known.

GROWTH THROUGH MARKET SHARE GROWTH

Our primary strategic goal remains the same: to build a portfolio of strong consumer brands to drive long-term revenue and profit



JON LETZLER,
President and Chief Operating Officer

JACK WARD,
Chairman and Chief Executive Officer

growth. Russell continues to see the benefits of its marketing transformation. Market shares are increasing in the major categories in which we compete. In the artwear market, we are now the second largest supplier to the industry and viewed as a long-term strategic partner by our customers. Share increases in this area have been dramatic – with t-shirts reaching 12 percent, fleece products now up to nearly 40 percent and golf shirts at more than 25 percent. In the mass retail channel, JERZEES improved its share for tees and now holds a 23 percent share in total fleece. And even in department/specialty stores, where the recession's effects have perhaps been the worst, RUSSELL ATHLETIC continues to be a leader in market share. When these categories improve, Russell is in an excellent position to take advantage of growth opportunities.

These results all add up to momentum – and we are building on it. We are adding new programs with existing customers and we are finding new customers for existing products. We are also leveraging existing market positions into new categories. There are many success stories: adding the JERZEES brand on the outdoor & camouflage aisles at Wal-Mart; creating a winning children's apparel line through a licensing agreement with M. Hidary and Company; and, achieving more than $60 million of new business for 2002 with new customers and new programs.

AN ORGANIZATION OF CHANNEL SPECIALISTS

We believe one of the most effective ways to accomplish our growth goals is through a new organizational structure implemented at the beginning of 2002. This reorganization aligns our sales, marketing and distribution infrastructure with the primary channels that each serves.

At Russell Athletic, this includes driving revenue increases through men's fleece programs with new retailers; continued strong growth with existing department stores and sports specialty retailers; further expansion of its college bookstore business; and increased expansion of baseball licensed products and the team uniform business.

The mass retail business, which is comprised of the JERZEES brand, DeSoto socks and Mossy Oak, anticipates growth through expansion of fleece programs with several new major customers, as well as growth with existing customers, and continued distribution expansion of its sock business and MOSSY OAK apparel.

Russell Artwear is now the second largest supplier to the artwear or imprintable market and anticipates growth in the second half of 2002. The recent reorganization combined the Artwear portion of JERZEES, RUSSELL ATHLETIC, CROSS CREEK, MOSSY OAK and A & C – a market-leading woven tops company acquired in 2000 – into a much stronger, unified organization. This organization has been well received by our customers and by mid-year, all products to this channel will be shipped from one warehouse. Our combination of high-quality products, competitive pricing and excellent service has been a strong strategic advantage as we continue to build share.

FINANCIAL HIGHLIGHTS
Russell Corporation

(Dollars in thousands except per share data)	2001	2000
Year-at-a-glance		
Net sales	$1,160,925	$1,226,328
Income (loss) before income taxes	$ (86,593)	$ 33,077
Net income (loss)	$ (55,486)	$ 14,515
Diluted EPS	$ (1.74)	$ .44
Net income before special charges*	$ 36,450	$ 62,085
Diluted EPS before special charges*	$ 1.13	$ 1.90
At Year-end		
Total assets	$ 995,170	$1,153,160
Long-term debt	$ 310,936	$ 384,211
Stockholders' equity	$ 454,231	$ 525,940
Stockholders' equity per common share	$ 14.19	$ 16.49
Number of employees	13,745	16,540
Number of shareholders	8,800	8,000

* Special charges related to certain non-recurring expenses, severance, and write-down and sale of certain assets included as part of previously announced multi-year restructuring plans.

Additionally, with the likelihood that consolidation will continue among apparel suppliers, Russell is positioned to take advantage of new opportunities as competitors exit lines of business, certain distribution channels and/or product categories.

NEW INITIATIVES TO DRIVE PROFITABILITY

Though growing sales will be our number one priority, we are also focused on continuing cost and productivity improvements. To that point, we recently announced a new six-point profit growth plan.

There is no question that Russell can execute a cost-saving program. In the past three years, we surpassed our goals and achieved over $100 million in annual savings. With an unclear economic outlook and increasing global competition, the Company must continue to be passionate about cost effectiveness, asset control and cash management. The plan's major operational goal is to realize an additional $50 million in annual savings by 2003. The components include:

- $15 million in savings from placing yarn operations into a joint venture with Frontier Spinning and from fiber savings;
- $20 million in textile costs through the elimination of excess capacity, previously announced plant closings and restructurings and expanded global procurement programs;
- $5 million in organizational savings from the consolidation of the Cross Creek division into Russell Artwear, effective January 2002, creating a new business unit that sells "blanks" from the entire brand portfolio to wholesale distributors and screenprinters for embellishment, and;
- $10 million or more in distribution efficiencies at Russell Athletic and the consolidation of the Cross Creek distribution center.

In addition to cost savings, the new profitability plan calls for improvements in asset management and strengthening of the balance sheet. Strategically, a strong capital structure is critical to access capital and maintain cash flexibility for acquisitions or other investments.

Internationally, we made significant progress in reorganizing our businesses during 2001. In Europe, the restructuring of JERZEES' business has turned a significant loss in 2000 into a profit in 2001. Russell Athletic signed eight licensing agreements in Europe as well as opened an office in Japan. We will be expanding around the globe, localizing our approach to each market.

In closing, we call your attention to the theme of this report, "For The Long Run®." We are immensely proud of Russell's heritage and longevity. Every decision we make, every initiative we undertake is done with a view toward growing Russell to an entirely new level of business. Based on Russell's considerable past accomplishments, we believe that the Company is just beginning to capitalize on its true potential. We look forward to sharing it with you.

Sincerely,

Jack Ward
Chairman and
Chief Executive Officer

Jonathon Letzler
President and
Chief Operating Officer

SIX-POINT PROFIT GROWTH PLAN

1. SALES GROWTH Continue to build and strengthen portfolio of brands through aggressive marketing, product line expansion and new distribution channels.

2. YARN SAVINGS Target $15 million in savings by placing spinning plants into joint venture.

3. TEXTILE COST SAVINGS Realize $20 million in savings over the next two years through plant restructurings and increased global procurement programs.

4. ORGANIZATIONAL SAVINGS Eliminate over 200 salaried positions and consolidate Cross Creek apparel into Russell Artwear.

5. DISTRIBUTION EFFICIENCIES Reorganize distribution centers to yield over $10 million in annual savings beginning in 2003. Model efforts on successful reorganization of JERZEES distribution operations.

6. INVENTORY MANAGEMENT Target a 20 percent improvement in inventory turns by year-end 2003.


RUSSELL

FOR THE LONG RUN

AT LEAST ANOTHER

100 YEARS

WE'RE FOCUSED

RUSSELL INTENDS TO BUILD TOP-LINE GROWTH

by aligning marketing, merchandising and product with what consumers want.

Research shows that consumers who know RUSSELL ATHLETIC and JERZEES are strong and loyal supporters of the brands. Sales growth is a two-fold proposition – selling more products to the existing consumer base, as well as attracting new consumers to the brand through targeted marketing efforts.

New products help drive this strategy. Russell Athletic, for instance, has introduced a line of performance wear, POWER, based on fabric technologies traditionally found in athletic uniforms. The strategy capitalizes on the brand's athletic heritage, in particular, its position as the number one supplier of team uniforms in the country. At JERZEES, the strategy is to continue to expand product lines with existing customers. Products such as zippered jackets and hooded shirts have been designed to complement basic sweatshirts and pants.

Russell continues to commit considerable resources to consumer awareness, focusing on the most effective and efficient ways to reach its target audiences. Following a highly successful tie-in with Disney's movie "Remember The Titans" in 2000, Russell Athletic has another far more extensive marketing promotion in the Disney movie "The Rookie," starring Dennis Quaid. In the film, which debuts this spring, RUSSELL ATHLETIC uniforms will be featured prominently, and tie-in promotions will focus on generating consumer traffic for Russell Athletic retail partners. The marketing program also complements ongoing relationships with Little League Baseball, Major League Baseball and numerous major colleges and universities.

JERZEES continued to reach its target demographic through a highly successful marketing alliance with double-platinum recording star Jo Dee Messina. As the presenting sponsor of her Burn Tour in 2001, JERZEES was featured in concerts where Jo Dee promoted JERZEES' new PREMIUM FIT program for Wal-Mart.

MOSSY OAK apparel, the Company's premium brand in the outdoor product category, has proven to be a valuable strategic fit for the Russell portfolio. It provides an additional brand for the sports specialty store channel, and MOSSY OAK camouflage patterns have been a critical part of JERZEES' expansion into the outdoor category in the mass merchant channel.

Total Retail Fleece
Market Shares


25%
20%
15%
10%
5%
0
99
00
01

Source: NPD Data, Share in dozens

CONSUMER DEMAND


RUSSELL

RUSSELL'S BRAND STRATEGIES must be in sync with the sales objectives of its retail and wholesale customers.



WE UNDERSTAND THE NEEDS OF OUR PARTNERS

In the apparel business, retail and wholesale customers view suppliers not only as a source of products, but also as a source of solutions. Depending on the distribution channel, these needs vary considerably.

Russell's sales and marketing teams are channel specialists. Their top priority is to understand and deliver what a retailer needs in order to drive floor traffic and to generate sell-through. Or, in the case of the artwear market, to work with wholesale distributors and screenprinters to get the right combination of value, quality and service so important to this unique market.

Russell's channel focus has been underscored in the past year by a re-organization of its operations to reflect the distribution channels served: department/specialty store, mass merchants and artwear. The new structure puts Russell people closer to the point of sale and simplifies customer relationships by providing a single point of contact. Russell has industry veterans responsible for each major channel of distribution.

Great customer partnerships mean listening and responding to a retailer's ideas and needs. A perfect example: Wal-Mart challenged JERZEES' merchandising team to produce a new line of men's basic fleece that would differentiate itself with the consumer. The result? The PREMIUM FIT line that includes features such as a V-notch inset on sweatshirts and pockets in sweatpants. These features are normally found only on department store brands, but are now available at an attractive price point at Wal-Mart. For Russell, the PREMIUM FIT program is a model of innovation – producing an enhanced product at the same price. And most importantly, the new PREMIUM FIT program represents a unique solution that meets the needs of this high-growth channel.

Artwear Fleece
Market Shares


50%
40%
30%
20%
10%
0
99
00
01

Source: Capstone, Share in dozens

Artwear T-Shirts
Market Shares


15%
12%
9%
6%
3%
0
99
00
01

Source: Capstone, Share in dozens

OUR GLOBAL

FROM MARKETING AND MERCHANDISING to manufacturing supply chains, the most successful players in the apparel business today are those that play globally.

Their roots may lie in American athletics and pop culture, but today sweats and tees are what the world is wearing. The U.S. activewear market is big – $35 billion. But the global activewear market is even bigger. With international sales less than 10 percent of total revenue, the opportunity for Russell is enormous. The challenge is to develop a business plan that can tap this opportunity in the most profitable manner possible.

With this in mind, over the past 18 months, the Company has substantially restructured its international operations. The new structure is working well, with International generating a profit in 2001. The key has been to develop carefully tailored business plans to fit the market environment of a given region. In Europe, RUSSELL ATHLETIC remains a retail brand and is now distributed through licensing partners. In contrast, JERZEES' presence in Europe is primarily in the artwear market with the Company maintaining direct control. In Japan, Russell is successfully building new business through DISCUS, a brand that Russell acquired in 2000, in addition to RUSSELL ATHLETIC and JERZEES. All told, Russell products are currently sold in more than 40 countries around the world across a variety of sales and marketing arrangements.

Russell's global presence is not limited to marketing. The Company's manufacturing supply chain is worldwide and touches nearly every continent. This is a relatively new position for Russell. In the past three years, offshore assembly of products designated for the U.S. market has increased from approximately 10 percent of units produced to more than 95 percent. More than 50 percent of Russell employees are now non-U.S. based. This offshore position is critical, providing the cost structure necessary to compete in a global market. Russell is committed to being globally competitive and will utilize any type of manufacturing arrangement – company-owned facilities, third-party sourcing, alliances, joint ventures, contract operations to obtain the best product at the best price – delivered when, how and where the customer wants it.

CONTINUE TO EVOLVE


アメリカの定番スウェット ラッセル
SWEAT
RUSSELL ATHLETIC
¥2,900
SWEAT ¥2,900
RUSSELL ATHLETIC


RUSSELL
EST. 1902

DIRECTORS AND OFFICERS

Russell Corporation and Subsidiaries

OFFICERS

JOHN F. WARD
Chairman and Chief Executive Officer

JONATHAN R. LETZLER
President and Chief Operating Officer

FLOYD G. HOFFMAN
Senior Vice President, Corporate Development, General Counsel and Secretary

ERIC N. HOYLE
Senior Vice President

CAROL M. MABE
Senior Vice President/ President and Chief Executive Officer, Russell Athletic

ROBERT D. MARTIN
Senior Vice President and Chief Financial Officer

JOSEPH R. PINKSTON III
Senior Vice President, Human Resources

JT TAUNTON, JR.
Senior Vice President/ President and Chief Executive Officer, Fabrics and Services

CHERYL M. BARRE
Vice President/ President, Mass Retail

STEVEN B. FARLEY
Vice President, Treasurer

J. SCOTT MOSTELLER
Vice President, Operations

GILBERT J. ROBERTS
Vice President/ President, Russell Artwear

NANCY N. YOUNG
Vice President, Communications and Community Relations

LARRY E. WORKMAN
Controller

STEVE R. FOREHAND
Assistant General Counsel and Assistant Secretary

CHRISTOPHER M. CHAMPION
Associate Counsel, Director of Government Relations and Assistant Secretary

DIRECTORS

left to right

C.V. "JIM" NALLEY III[5] [6]
President and Chief Executive Officer, Nalley Automotive Group
Atlanta, Georgia
Chairperson of the Nominating Committee

JOHN F. WARD[1]
Chairman of the Board
Chairperson of the *Executive Committee*

TIM A. LEWIS[3] [5]
President, T. A. Lewis & Associates, Inc.
Birmingham, Alabama

MARY JANE ROBERTSON[2] [4]
Executive Vice President and Chief Financial Officer, Crum & Forster
Morristown, New Jersey
Chairperson of the *Finance Committee*

HERSCHEL M. BLOOM[1] [5]
Partner, King & Spalding
Atlanta, Georgia
Chairperson of the Management Development and Compensation Committee

JOHN R. THOMAS[2] [4]
Chairman, President and Chief Executive Officer, Aliant Financial Corporation
Alexander City, Alabama

MARGARET M. PORTER[3]
Civic Volunteer,
Birmingham, Alabama
Chairperson of the Corporate Responsibility Committee

RONALD G. BRUNO[4] [6]
President, Bruno Capital Management Corporation
Birmingham, Alabama

(not pictured)

BEN RUSSELL[3]
Chairman and Chief Executive Officer, Russell Lands, Incorporated
Alexander City, Alabama

JOHN A. WHITE[2] [6]
Chancellor, University of Arkansas
Fayetteville, Arkansas
Chairperson of the Audit Committee

Committees of the *Board of Directors*
(1) Executive Committee
(2) Audit Committee
(3) Corporate Responsibility Committee
(4) Finance Committee
(5) Management Development and Compensation Committee
(6) Nominating Committee

SINCE 1902

2001

FINANCIAL REVIEW

TEN-YEAR SELECTED FINANCIAL HIGHLIGHTS

(Dollars in thousands, except Common Stock Data and Financial Statistics)	2001	2000	1999
Operations			
Net sales[a]	$1,160,925	$1,226,328	$1,148,864
Cost of goods sold[a]	894,018	885,476	851,591
Interest expense	32,324	32,401	28,060
Income (loss) before income taxes[b]	(86,593)	33,077	20,330
Income tax (benefit) provision[b]	(31,107)	18,562	11,942
Net (loss) income applicable to common shares[b]	(55,486)	14,515	8,388
Financial Data			
Depreciation and amortization	$ 49,298	$ 54,645	$ 63,891
Net (loss) income plus depreciation and amortization	(6,188)	69,160	72,279
Capital expenditures	48,975	59,457	53,376
Working capital	401,816	471,414	460,041
Long-term debt and redeemable preferred stock	310,936	384,211	377,865
Stockholders' equity	454,231	525,940	549,342
Capital employed	765,167	910,151	927,207
Total assets	995,170	1,153,160	1,153,131
Common Stock Data			
Net (loss) income assuming dilution[b]	$ (1.74)	$ .44	$ .25
Dividends	.46	.56	.56
Book value	14.19	16.49	16.74
Price range:			
High	20.84	22.94	25.12
Low	11.02	12.13	12.13
Financial Statistics			
Net sales times:			
Receivables[c]	6.7	6.3	6.2
Inventories[c]	3.2	3.1	3.0
Capital employed[c]	1.5	1.3	1.2
Interest coverage[b]	(1.7)	2.0	1.7
Income (loss) before income taxes as a percent of sales[b]	(7.5)%	2.7%	1.8%
Net (loss) income as a percent of sales[b]	(4.8)%	1.2%	.7%
Net (loss) income as a percent of stockholders' equity [b] [c]	(11.3)%	2.7%	1.4%
Other Data			
Net common shares outstanding (000s omitted)	32,008	31,896	32,814
Approximate number of common shareholders	8,800	8,000	8,000

(a) Fiscal 1999, 2000 and 2001 include costs associated with outbound freight as cost of goods sold in accordance with EITF 00-10, as described in Note 1 to the Consolidated Financial Statements. These freight costs for fiscal 1999, 2000 and 2001 were $6,630,000, $8,750,000 and $9,622,000, respectively. Fiscal 1992 through 1998 include such costs as a reduction of net sales.

(b) Fiscal 1993 includes a noncash, pre-tax charge of $34,583,000 associated with the write-down of certain fixed assets and goodwill. The after-tax impact of this write-down on 1993 earnings was ($.56) per common share. Fiscal 1998, 1999, 2000 and 2001 include pre-tax charges of $83,007,000, $70,721,000, $65,011,000 and $144,092,000, respectively, associated with restructuring, asset impairment and other unusual charges as described in Note 9 to the Consolidated Financial Statements. The after-tax impact of these charges on 1998, 1999, 2000 and 2001 earnings was ($1.46), ($1.38), ($1.46) and ($2.88), respectively, per common share.

(c) Average of amounts at beginning and end of each fiscal year.

1998	1997	1996	1995	1994	1993	1992
$1,180,118	$1,228,198	$1,244,204	$1,152,633	$1,098,259	$ 930,787	$899,136
878,106	857,531	846,166	816,834	739,700	613,325	592,837
27,824	28,165	25,738	21,698	19,434	16,948	15,841
(10,265)	88,352	129,545	87,733	127,585	80,717	129,507
114	33,904	47,969	33,616	48,759	31,619	47,269
(10,379)	54,448	81,576	54,117	78,826	49,080	81,945
$ 74,368	$ 74,421	$ 72,226	$ 68,010	$ 67,042	$ 66,226	$ 60,444
63,989	128,869	153,802	122,127	145,868	115,306	142,389
72,864	72,926	114,031	86,556	38,562	83,979	109,161
435,819	501,431	412,591	438,070	310,330	277,993	285,469
323,043	360,607	255,935	287,878	144,163	163,334	186,122
614,771	665,602	679,823	632,558	628,662	587,651	570,003
937,814	1,026,209	935,758	920,436	772,825	750,985	756,125
1,153,564	1,247,962	1,195,180	1,118,164	1,046,577	1,017,044	964,933
$ (.29)	$ 1.47	$ 2.11	$ 1.38	$ 1.96	$ 1.19	$ 1.99
.56	.53	.50	.48	.42	.39	.34
17.31	18.25	17.87	16.34	15.84	14.54	13.97
33.88	38.38	33.75	31.25	32.63	36.87	40.37
18.00	25.00	23.13	22.00	24.00	26.00	27.75
5.6	5.3	5.5	5.3	5.6	5.3	5.8
3.2	3.4	3.7	3.8	3.9	3.7	4.6
1.2	1.3	1.3	1.4	1.4	1.2	1.2
.6	4.1	6.0	5.0	7.6	5.8	9.2
(.9)%	7.2%	10.4%	7.6%	11.6%	8.7%	14.4%
(.9)%	4.4%	6.6%	4.7%	7.2%	5.3%	9.1%
(1.6)%	8.2%	12.4%	8.6%	13.0%	8.5%	15.3%
35,519	36,463	38,049	38,715	39,689	40,405	40,810
8,000	10,100	12,300	12,300	13,000	13,000	13,000

MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL

We are a leading branded apparel company marketing activewear, casualwear and athletic uniforms under widely recognized brand names, including *Russell Athletic, JERZEES, Mossy Oak, Cross Creek,* and *Discus.* We design, market and manufacture or source a variety of apparel products including fleece, t-shirts, casual shirts, jackets, athletic shorts, socks, and camouflage attire for men, women, boys and girls. We are a leading supplier of team uniforms and related apparel to college, high school and organized sports teams. We are also the official uniform supplier of 15 Major League Baseball teams, including the Atlanta Braves, New York Yankees, San Francisco Giants, and Seattle Mariners. In addition, we are the official uniform supplier to the U.S. Olympic baseball team and Little League Baseball, and an official uniform supplier to Minor League Baseball. The Russell name has been associated with high quality apparel for 100 years and with team uniforms since 1932.

We operate our business in two segments: Domestic Activewear and International Activewear. Domestic Activewear is further organized into three business lines, which are aligned by distribution channel: Russell Athletic, Mass Retail and Artwear/Careerwear. The International Activewear business sells our products in more than 40 countries.

CRITICAL ACCOUNTING POLICIES

The following discussion and analysis of our financial condition, results of operations, liquidity and capital resources is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, investments, intangible assets, long-lived assets, deferred income taxes, restructuring reserves, pensions and other post-retirement benefits, contingencies, and litigation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

We believe that some of our significant accounting policies involve a higher degree of judgment or complexity than our other accounting policies. We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and associated risks related to these policies on our business operations are discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 1 to the consolidated financial statements.

REVENUE RECOGNITION. We recognize revenues, net of estimated sales returns, discounts and allowances, when goods are shipped, title has passed, the sales price is fixed, and collectibility is reasonably assured. We record provisions for estimated sales returns and allowances on sales in the same period as the related sales are recorded. These estimates are based on historical sales returns, analyses of credit memo data and other known factors. If the historical data we use to calculate these estimates does not properly reflect future returns, net sales could either be understated or overstated.

TRADE ACCOUNTS RECEIVABLE. Trade accounts receivable consist of amounts due from our normal business activities. We maintain an allowance for doubtful accounts to reflect expected credit losses. We provide for bad debts based on collection history and specific risks identified on a customer-by-customer basis. A considerable amount of judgment is required to assess the ultimate realization of accounts receivable and the creditworthiness of each customer. Furthermore, these judgments must be continually evaluated and updated. For example, we increased our reserves in the fourth quarter of 2001 to reflect estimated losses related to two customers that filed for bankruptcy protection, principally Kmart Corporation. If the financial condition of other customers were to deteriorate causing an impairment of their ability to make payments, additional provisions for bad debts may be required in future periods.

INVENTORIES. Inventories are carried at the lower of cost or market, with cost for a substantial portion of inventories determined under the Last-In, First-Out (LIFO) method. We write down obsolete and unmarketable inventories to their estimated market value based upon, among other things, assumptions about future demand and market conditions. If actual market conditions are less favorable than we project, additional inventory write-downs may be required. We also have recorded significant changes in required reserves due to changes in our operating strategy, such as the discontinuances of certain product lines and other merchandising decisions related to changes in demand. It is possible that further changes in required inventory reserves may be necessary in the future as a result of market conditions and competitive pressures.

DEFERRED TAX ASSETS. We record a valuation allowance to reduce deferred tax assets to the amount that we believe is likely to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, if we determine that we will not be able to realize all or part of our net deferred tax assets in the future, we would make an adjustment to increase our valuation allowance for deferred tax assets and that adjustment would be charged to income in the period that we make the determination. Likewise, if we determine that we will be able to realize more of our deferred tax assets than we currently expect, we would adjust our deferred tax assets, which would have the effect of increasing income in the period that we make the determination. We recorded $2.8 million, $4.0 million, and $3.9 million of valuation allowances related to net deferred tax assets (primarily foreign and state net operating loss carryforwards) in fiscal 2001, 2000 and 1999, respectively. At the end of fiscal 2001, our total valuation allowances amounted to $10.9 million.

IMPAIRMENT, DEPRECIATION AND AMORTIZATION OF LONG-LIVED ASSETS. We estimate the depreciable lives of property, plant and equipment and review them for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Most of our property, plant and equipment is employed in integrated manufacturing and distribution processes. Accordingly, we ordinarily cannot assess impairment of assets held for use at the individual asset level, but rather we aggregate them into logical groups for purposes of testing whether they are impaired. When we identify assets that will be taken out of service through the ordinary course of replacement and modernization or through restructuring activities, we shorten the remaining useful lives and adjust the salvage values, as appropriate, to recognize depreciation over the shortened remaining estimated useful lives. Otherwise, we classify assets as held for sale and write down the carrying value to their estimated net realizable values when we formulate a plan of disposal and there is no operational requirement to continue their use. We periodically evaluate the carrying values of assets held for sale to determine whether revisions are needed to reflect changed circumstances, including market conditions. Although we believe we have appropriately reduced the carrying value of assets held for sale to their estimated recoverable amounts, net of disposal costs, actual results could be different, and our results of operations in future periods could reflect gains or losses on those assets.

To assess the recoverability of goodwill and other intangibles, we make assumptions regarding estimated future cash flows and other factors to determine whether the carrying values are impaired, and then, if impaired, to determine the amount of any impairment loss required to reduce the carrying value to fair value. If these estimates or assumptions change, we may be required to record impairment charges for these assets. Through fiscal 2001, we applied the provisions of APB Opinion No. 17, *Intangible Assets*, and Statement of Financial Accounting Standards ("SFAS") No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, to determine whether our goodwill and other intangible assets were impaired. We adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, on December 30, 2001. SFAS No. 142 will require us to test the remaining carrying value of goodwill and intangibles with indefinite lives for impairment during the first six months of fiscal 2002 and on a periodic basis thereafter. We have not completed the transitional impairment tests and we do not know whether we will record any impairment charges under the new rules. However, any impairment charges that we recognize as a result of the initial impairment tests will be recognized as the cumulative effect of an accounting change in fiscal 2002.

PENSION BENEFITS. We have significant pension benefit costs and credits that are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected returns on plan assets. We consider current market conditions, including changes in interest rates, in selecting these assumptions. Periodic changes in these key assumptions could have a significant impact on the amount of recorded pension liabilities and on future pension benefit costs. In addition, other factors could impact future pension liabilities, including fluctuations in our domestic employment level.

We account for defined benefit pension plans in accordance with SFAS No. 87, *Employers' Accounting for Pensions*, which requires us to recognize pension costs and liabilities based on an actuarial evaluation. A substantial portion of our pension amounts relate to our defined benefit plan in the United States. As permitted by SFAS No. 87, we use a calculated value of plan assets (which is further described below) to offset pension

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

service and interest costs. SFAS No. 87 requires that the effects of the performance of the pension plan's assets and changes in pension liability discount rates on our computation of pension income (expense) be amortized over future periods.

The most significant element in determining our pension income (expense) in accordance with SFAS No. 87 is the expected return on plan assets. We assumed that the expected long-term rate of return on plan assets for 2001 and 2002 would be 9.5%, which is consistent with our actual rate of return of 9.9% for the period of 1990 through 1999. However, the plan assets have earned a rate of return substantially less than 9.5% in the last two years. If this trend continues, we must reconsider our assumed expected rate of return on plan assets and our future pension expense would likely increase. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over four years. This produces the expected return on plan assets that is included in pension income (expense). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension income (expense).

RESTRUCTURING. With respect to our multi-year restructuring and reorganization program announced in 1998 and discussed in detail in the following section, our consolidated balance sheets reflect significant estimates related to those restructuring and reorganization activities. We presently do not anticipate incurring any further charges related to the multi-year program. At the end of fiscal 2001, we had approximately $16.1 million in remaining restructuring liabilities. Our estimates for these costs could change if the actual costs of termination benefits or other exit costs are different from our expectations. We also had 16 idled properties remaining to be sold, which are reflected on our balance sheet at approximately $18.1 million, representing our best estimates of ultimate selling prices less disposal costs. We wrote these assets down to their estimated fair values (less cost to sell) and suspended recording depreciation on these properties when we first classified them as assets held for disposal. We determined our estimated fair values, in most cases, by reference to third-party appraisals, and, in certain cases, we performed internal analyses based upon recent sales prices of comparable facilities (when available). We have revised our initial estimates as needed based on changed circumstances. Although we do not anticipate further significant changes, the actual proceeds from the sales of these facilities and the actual costs to dispose of these assets may differ from our current estimates, which would require us to recognize a non-operating charge or credit to future earnings.

MULTI-YEAR RESTRUCTURING AND REORGANIZATION PLAN

In July 1998, we adopted a restructuring and reorganization program with the objective of (1) transitioning our company from a manufacturing-driven business to a consumer-focused organization that markets branded apparel products and (2) creating an efficient, low-cost operating structure with the flexibility to take advantage of future opportunities to reduce our costs. The plan originally called for the closing of a number of our worldwide facilities, which included selected manufacturing plants, distribution centers and offices; expanding production outside the United States; consolidating and downsizing the licensed products businesses; disposing of owned shopping-center real estate; reorganizing the corporate structure; establishing a dual headquarters in Atlanta, GA, in addition to Alexander City, AL; as well as other cost savings activities. In July 2001, we announced an extension of this program to align the organization by distribution channel to provide stronger customer service, supply chain management, and more cost-effective operations.

As a result of our restructuring and reorganization program: (1) 100% of our yarn requirements are now purchased from the joint venture with Frontier Spinning Mills, Inc. and other third-party suppliers; (2) we reduced our U.S. employee base by approximately 65% from 16,200 to 5,700; (3) we have outsourced approximately 20% of our finished fabrics for our Domestic Activewear business; and (4) over 95% of the units of our products, excluding socks, sold in the United States and Canada are now sewn and assembled offshore, compared to approximately 8% in 1997. We also closed 35 facilities and exited unprofitable businesses representing approximately $150 million of sales as measured by the last full year of operations for each business. The cost savings associated with these initiatives were the primary drivers of improved gross margins in fiscal 1999 and fiscal 2000. While we did experience additional cost savings in fiscal 2001, these savings were more than offset by the adverse effects of pricing pressures (primarily in our artwear products), curtailed production schedules to reduce inventory, higher cotton costs, higher costs associated with adding product features, and higher energy costs. In total, we have incurred $234.1 million in after-tax charges related to this program. These charges have been included in our consolidated statements of operations.

The following is a summary of our restructuring activities since the adoption of the plan in July 1998.

1998 RESTRUCTURING ACTIVITIES. During 1998, we began moving a substantial part of our sewing and assembly operations to facilities primarily in Central America and Mexico owned by us and by third parties. In connection with this transition, we closed four domestic sewing and assembly facilities and reconfigured two others. To further control costs, we realigned and consolidated certain manufacturing and distribution functions and facilities to achieve a more efficient product flow of goods throughout the manufacturing and distribution process. We also closed 34 retail or outlet stores, two distribution centers and one office, and we terminated approximately 2,000 employees. We also discontinued certain licensed products and recorded charges for the termination of the related agreements. These 1998 charges are more fully described in our fiscal 2000 Annual Report under Note 10 to the consolidated financial statements.

1999 RESTRUCTURING ACTIVITIES. During 1999, we closed 14 domestic sewing and assembly facilities, as well as two yarn-manufacturing facilities and one cloth fabrication facility. We continued the reconfiguration of a major distribution facility, which was substantially completed by the end of 1999. Additionally, on October 15, 1999, we announced the closing of our Scottish manufacturing plants in Bo'ness and Livingston, which were closed by the end of fiscal 2000. The economics of maintaining a manufacturing base in Scotland were no longer viable because of the ongoing impact of increased competition within the European marketplace and the fact that many of our competitors sourced their product requirements from developing countries. Since the closure of our Scottish manufacturing facilities, we have sourced substantially all of our European apparel product requirements from contractors. We also terminated approximately 450 employees. In addition, we established our dual headquarters in Atlanta, GA.

2000 RESTRUCTURING ACTIVITIES. During 2000, we continued to move sewing and assembly operations to facilities primarily in Central America and Mexico owned by us and by third parties. We also began sourcing product from South America. In connection with this transition, we closed six domestic apparel operations, a textile research facility and one yarn-manufacturing facility; announced the restructuring of the Russell Athletic business in Europe, the *Cross Creek* brand in Australia and the *Woodbrook* brand in Europe; and we terminated approximately 1,700 employees.

2001 RESTRUCTURING ACTIVITIES. During 2001, we announced further revisions to the scope of our 1998 restructuring and reorganization program, including:

Corporate realignment. We began the realignment of our organization structure by distribution channel (instead of by brand) to provide stronger customer service, supply chain management and more cost-effective operations. As part of this reorganization, the *Cross Creek* apparel artwear business, headquartered in Mt. Airy, North Carolina, was consolidated with our artwear business headquartered in Atlanta, GA. The *Cross Creek* private label business and textile operations remain in Mt. Airy. We also announced the discontinuance of direct selling of the *Cross Creek* brand through the golf proshops and department stores and announced our intention to pursue a third-party licensing strategy for this direct business channel. We continue to sell the *Cross Creek* brand through our Artwear/Careerwear business line, which is this brand's principal channel of distribution. Approximately 285 positions have been or will be eliminated in connection with these restructuring activities.

Yarn operations. We closed four yarn spinning facilities, terminated approximately 400 domestic employees and entered into a joint venture agreement with Frontier Spinning Mills, Inc. On December 28, 2001, we established a joint venture company, Frontier Yarns, LLC ("Frontier Yarns"), in which we have a minority position. As part of this transaction, we agreed to sell or lease our remaining yarn spinning assets and transfer most of our remaining yarn employees to Frontier Yarns, which now supplies most of our yarn needs.

In connection with our multi-year restructuring and reorganization plan, we incurred a total of $354.8 million in pre-tax charges, $234.1 million (on an after-tax basis), of which $131.6 million was cash related. These charges primarily consisted of employee severance, exit costs and asset impairment losses as more fully described in Note 9 to the consolidated financial statements for fiscal 1999 through fiscal 2001. The 1998 charges are more fully described in our fiscal 2000 Annual Report under Note 10 to the consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

These charges have been classified in our consolidated statements of operations as follows:

Fiscal Year	Total	2001	2000	1999	1998
(in millions)					
Cost of goods sold	$116.2	$ 43.8	$18.2	$32.0	$22.2
Selling, general and administrative expenses	24.7	1.6	3.7	6.1	13.3
Other – net	213.9	98.7	43.1	32.6	39.5
Total before taxes	354.8	144.1	65.0	70.7	75.0
Total after taxes	234.1	91.9	47.6	46.6	48.0
Cash related	131.6	48.4	26.8	37.1	19.3
Non-cash related	$223.2	$ 95.7	$38.2	$33.6	$55.7

We have substantially completed our multi-year restructuring and reorganization program. At the end of fiscal 2001, we had approximately $16.1 million in remaining accrued restructuring liabilities, which we expect will be substantially paid in fiscal 2002. Although more than half of the facilities idled by our restructuring initiatives have been disposed of, we have 16 idle properties remaining to be sold, which are reflected in our balance sheet at $18.1 million, which represents our best estimate of future selling prices less disposal costs. We believe some of these properties will be sold in 2002, but others will most likely take longer to liquidate. In 2001, we decreased the carrying value of some of these properties by $8.4 million to reflect difficult market conditions for industrial and warehouse properties in the geographic areas where these properties are located. We do not anticipate incurring any further charges related to our multi-year restructuring and reorganization program, other than to the extent our estimated restructuring liabilities and the carrying value of idled assets differ from the amounts ultimately realized upon settlement of the liabilities and sale of the assets.

RESULTS OF OPERATIONS

As described in Note 1 of the notes to the consolidated financial statements, certain prior year amounts have been reclassified to conform to our fiscal 2001 presentation. These changes had no impact on previously reported results of operations or stockholders' equity.

The following information is derived from our audited consolidated statements of operations for our fiscal years ended December 29, 2001 (fiscal 2001), December 30, 2000 (fiscal 2000) and January 1, 2000 (fiscal 1999).

Fiscal Year	2001		2000		1999	
(Dollars in millions)						
Net sales	$1,160.9	100.0%	$1,226.3	100.0%	$1,148.9	100.0%
Cost of goods sold	894.0	77.0%	885.5	72.2%	851.6	74.1%
Gross margin	266.9	23.0%	340.8	27.8%	297.3	25.9%
Selling, general and administrative expense (SG&A)	226.5	19.5%	230.0	18.8%	217.6	19.0%
Other – net	94.7	8.2%	45.4	3.7%	31.3	2.7%
Earnings (loss) before interest and taxes (EBIT)	(54.3)	(4.7)%	65.4	5.3%	48.4	4.2%
Interest expense	32.3	2.8%	32.4	2.6%	28.1	2.4%
Income (loss) before income taxes	(86.6)	(7.5)%	33.0	2.7%	20.3	1.8%
Provision (benefit) for income taxes	(31.1)	(2.7)%	18.5	1.5%	11.9	1.1%
Net (loss) income	$ (55.5)	(4.8)%	$ 14.5	1.2%	$ 8.4	0.7%

RESTRUCTURING, ASSET IMPAIRMENT & OTHER UNUSUAL CHARGES (SPECIAL CHARGES). The following represents special charges associated with our restructuring and reorganization plan. See Note 9 to the consolidated financial statements for further details and discussion related to these charges.

Fiscal Year	2001	2000	1999
(In millions)			
Cost of goods sold	$ 43.8	$18.2	$32.0
Selling, general and administrative expenses	1.6	3.7	6.1
Other – net	98.7	43.1	32.6
	144.1	65.0	70.7
Benefit for income taxes	(52.2)	(17.4)	(24.1)
Net special charges	$ 91.9	$47.6	$46.6

UNAUDITED PRO FORMA RESULTS OF OPERATIONS. The following represents our consolidated statements of operations adjusted to remove the impact of the special charges described above.

Fiscal Year	2001		2000		1999	
(Dollars in millions)						
Net sales	$1,160.9	100.0%	$1,226.3	100.0%	$1,148.9	100.0%
Cost of goods sold	850.2	73.2%	867.3	70.7%	819.6	71.3%
Gross margin	310.7	26.8%	359.0	29.3%	329.3	28.7%
Selling, general and administrative expense (SG&A)	224.9	19.4%	226.3	18.5%	211.5	18.4%
Other (income) – net	(4.0)	(0.3)%	2.3	0.2%	(1.3)	(0.1)%
Earnings before interest and taxes (EBIT)	89.8	7.7%	130.4	10.6%	119.1	10.4%
Interest expense	32.3	2.7%	32.4	2.6%	28.1	2.5%
Income before income taxes	57.5	5.0%	98.0	8.0%	91.0	7.9%
Provision for income taxes	21.1	1.9%	35.9	2.9%	36.0	3.1%
Net income	$ 36.4	3.1%	$ 62.1	5.1%	$ 55.0	4.8%

2001 vs. 2000

NET SALES. Net sales decreased 5.3%, or $65.4 million, to $1.16 billion for fiscal 2001 from $1.23 billion for fiscal 2000. Fiscal 2001 net sales included a decrease of $29.9 million as a result of discontinued businesses, which was partially offset by an incremental $12.2 million related to our acquisitions of Haas Outdoors' apparel business (*Mossy Oak*) and A&C International (*Three Rivers*) made during fiscal 2000. The overall net decrease consisted of a 3.2% decline, or $35.6 million, within the Domestic Activewear segment and a 27.0% decline, or $29.8 million, within the International Activewear segment.

Overall dozens shipped within the Domestic Activewear segment were down 2% from the prior year. Our Domestic Activewear segment is organized into three business lines, which are aligned by distribution channel: Russell Athletic, Mass Retail and Artwear/Careerwear. Russell Athletic net sales decreased 2.4% to $280.4 million, largely due to the economic slowdown and unseasonably warm weather during the peak fall sell-through season. Despite warmer than normal weather during the fall and winter months, net sales in the Mass Retail business line increased 2.0% to $337.2 million versus 2000, largely attributable to our market share growth in certain key categories. Even though we gained market share in our Artwear/Careerwear business line, net sales decreased 7.1% to $462.8 million in 2001 due to industry-wide volume declines and lower prices, which were largely attributable to the general economic slowdown.

Approximately $15.2 million of the decline in the International Activewear segment was related to the elimination of unprofitable product lines in Europe during the second half of fiscal 2000. We estimate that the weaker euro and British pound

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

sterling accounted for approximately $2.7 million of the net sales decline. The remaining net sales decrease was primarily related to lower shipment volumes in Europe due to a general market slowdown and inventory rebalancing by distributors.

GROSS PROFIT AND GROSS MARGIN. Our gross profit was $266.9 million, or a 23.0% gross margin, in fiscal 2001 versus a gross profit of $340.8 million, or a 27.8% gross margin, in fiscal 2000. Excluding the impact of restructuring, asset impairment and other unusual charges ("special charges"), as described in Note 9 to the consolidated financial statements, of $43.8 million in fiscal 2001 and $18.2 million in fiscal 2000, our gross profit decreased to $310.7 million, or a 26.8% gross margin, in fiscal 2001 versus a gross profit of $359.0 million, or a 29.3% gross margin, in fiscal 2000. Gross margins were adversely impacted by pricing pressures (primarily in our artwear products), curtailed production schedules to reduce inventory (estimated at $19.7 million or $.38 per share versus fiscal 2000), higher cotton costs, higher costs associated with adding product features in 2001, and higher energy costs. However, these negative impacts to our gross margins were partially offset by cost savings attributed to our restructuring and reorganization program and our other ongoing efforts to improve and streamline our manufacturing processes, as well as our continued focus on reducing expenses.

SELLING, GENERAL AND ADMINISTRATIVE (SG&A). SG&A was $226.5 million, or 19.5% of net sales, in fiscal 2001 versus $230.0 million, or 18.8% of net sales, in fiscal 2000. Excluding the impact of special charges of $1.6 million in fiscal 2001 and $3.7 million in fiscal 2000, SG&A was $224.9 million, or 19.4% of net sales, in fiscal 2001 versus $226.3 million, or 18.5% of net sales, in fiscal 2000. Excluding the impact of special charges in both fiscal years and the impact of a $6.2 million charge in 2001 related to our accounts receivable for Kmart, SG&A was $218.7 million, or 18.8% of net sales, in fiscal 2001 versus $226.3 million, or 18.5% of net sales, in fiscal 2000.

OTHER – NET. Other – net was $94.7 million in fiscal 2001 versus $45.4 million in fiscal 2000. The increase year-over-year was largely due to (1) special charges of $98.7 million in fiscal 2001 and $43.1 million in fiscal 2000 relating to our multi-year restructuring and reorganization plan, (2) costs in connection with the evaluation of two potential acquisitions and (3) costs relating to the amendments of our debt agreements in the third and fourth quarters, partially offset by gains on the sales of assets and gains on foreign currency forwards in fiscal 2001.

EARNINGS BEFORE INTEREST AND TAXES (EBIT). Consolidated EBIT was $(54.3) million, or (4.7)% of net sales, in fiscal 2001 versus $65.4 million, or 5.3% of net sales, in fiscal 2000. Exclusive of special charges of $144.1 million in fiscal 2001 and $65.0 million in fiscal 2000, consolidated EBIT was $89.8 million, or 7.7% of net sales, in fiscal 2001 versus $130.4 million, or 10.6% of net sales, in fiscal 2000.

Domestic Activewear segment EBIT was $(41.0) million in fiscal 2001 versus $118.8 million in fiscal 2000. Exclusive of special charges of $144.0 million in fiscal 2001 and $39.4 million in fiscal 2000, Domestic Activewear segment EBIT was $103.0 million, or 9.5% of net sales, in fiscal 2001 versus $158.2 million, or 14.2% of net sales, in fiscal 2000. This decrease is primarily attributed to pricing pressure (primarily in our artwear products), curtailed production schedules to reduce inventory, higher cotton costs, higher costs associated with adding product features in 2001, and higher energy costs.

The International Activewear segment EBIT was $2.3 million in fiscal 2001 versus $(33.4) million in fiscal 2000. Exclusive of special charges of $0.1 million in fiscal 2001 and $25.6 million in fiscal 2000, the International Activewear segment EBIT was $2.4 million, or 3.0% of net sales, in fiscal 2001 versus $(7.8) million, or (7.1)% of net sales, in fiscal 2000. A significant factor in improved International Activewear segment performance was the elimination of unprofitable product lines in Europe during the second half of fiscal 2000. In addition, product costs within the International Activewear segment were lower due to the closure of the Scottish manufacturing facilities in 2000 and the replacement of that production with lower-priced products sourced from third-party suppliers.

INCOME TAXES. For information concerning our income tax provisions, as well as information regarding differences between our effective statutory tax rates, see Note 6 to the consolidated financial statements.

2000 vs. 1999

NET SALES. Net sales increased 6.7%, or $77.5 million, to $1.23 billion for fiscal 2000 from $1.15 billion in fiscal 1999. The overall net increase consisted of an 8.9% increase, or $90.8 million, within the Domestic Activewear segment, of which approximately $24.4 million related to our acquisitions of Haas Outdoors' apparel business (*Mossy Oak)* and A&C International (*Three Rivers)* during fiscal 2000 and a 10.8% decline, or $13.3 million, in the International Activewear segment. The majority of the net sales increase within the Domestic Activewear segment was due to strong sales of our *JERZEES* and *JERZEES Outdoors* brands of activewear. Overall dozens shipped within the Domestic Activewear segment were up approximately 16% over fiscal 1999 levels. Favorable product mix changes within the Domestic Activewear segment offset the negative impact of lower selling prices in certain categories. We estimate that approximately $10.3 million of the decrease in net sales in the International Activewear segment was attributable to the weaker euro and British pound sterling against the U.S. dollar. The remaining decline in the International Activewear segment was attributable to an unfavorable sales mix shift, unexpected shipping delays caused by information systems problems, and restructuring or discontinuance of lines of businesses.

GROSS PROFIT AND GROSS MARGIN. Our gross profit was $340.8 million, or a 27.8% gross margin, in fiscal 2000 versus a gross profit of $297.3 million, or a 25.9% gross margin, in fiscal 1999. Excluding the impact of special charges of $18.2 million in fiscal 2000 and $32.0 million in fiscal 1999, our gross profit was $359.0 million, or a 29.3% gross margin, in fiscal 2000 versus a gross profit of $329.3 million, or a 28.7% gross margin, in fiscal 1999. Gross margins were impacted by the overall net increase in net sales described above and continued to be positively impacted by decreasing manufacturing costs because we moved the sewing and assembly of garments to lower-cost geographic locations primarily in Mexico and Central America. Our overall gross margin percentage was not significantly impacted by the fiscal 2000 acquisitions.

SELLING, GENERAL AND ADMINISTRATIVE (SG&A). SG&A was $230.0 million, or 18.8% of net sales, in fiscal 2000 versus $217.6 million, or 19.0% of net sales, in fiscal 1999. Excluding the impact of special charges of $3.7 million in fiscal 2000 and $6.1 million in fiscal 1999, SG&A was $226.3 million, or 18.5% of net sales, in fiscal 2000 versus $211.5 million, or 18.4% of net sales, in fiscal 1999. This increase in SG&A was attributed to higher advertising and marketing spending compared to prior years in an effort to raise brand awareness within the markets of the *JERZEES, Russell Athletic and Cross Creek* brands. The increased spending to raise brand awareness was partially offset by lower distribution costs as a result of major reconfiguration changes of certain distribution facilities during 1999. Our overall SG&A as a percentage of net sales was not significantly impacted by the fiscal 2000 acquisitions.

OTHER – NET. Other – net was $45.4 million in fiscal 2000 versus $31.3 million in fiscal 1999. Excluding the impact of special charges of $43.1 million in fiscal 2000 and $32.6 million in fiscal 1999, other – net was an expense of $2.3 million in fiscal 2000 versus $1.3 million of income in fiscal 1999. This increase in expense is largely due to losses associated with the revaluation of foreign currency contracts and foreign currency debt that occurred in our International Activewear segment.

EARNINGS BEFORE INTEREST AND TAXES (EBIT). Consolidated EBIT was $65.4 million, or 5.3% of net sales, in fiscal 2000 versus $48.4 million, or 4.2% of net sales, in fiscal 1999. Exclusive of special charges of $65.0 million in fiscal 2000 and $70.7 million in fiscal 1999, consolidated EBIT was $130.4 million, or 10.6% of net sales, in fiscal 2000 versus $119.1 million, or 10.4% of net sales, in fiscal 1999. Our overall EBIT as a percentage of net sales was not significantly impacted by the fiscal 2000 acquisitions.

Domestic Activewear segment EBIT was $118.8 million in fiscal 2000 versus $74.3 million in fiscal 1999. Exclusive of special charges of $39.4 million in fiscal 2000 and $59.2 million in fiscal 1999, Domestic Activewear segment EBIT was $158.2 million, or 14.2% of net sales, in fiscal 2000 versus $133.5 million, or 13.0% of net sales, in fiscal 1999. This improvement was attributed primarily to the overall increase in net sales described above and reduced manufacturing costs associated with the movement of more of our apparel sewing and assembly operations offshore.

International Activewear segment EBIT was $(33.4) million in fiscal 2000 versus $(2.3) million in fiscal 1999. Exclusive of special charges of $25.6 million in fiscal 2000 and $11.5 million in fiscal 1999, International Activewear segment EBIT was $(7.8) million, or (7.1)% of net sales, in fiscal 2000 versus $9.2 million, or 7.4% of net sales, in fiscal 1999. A major component of the decline was a result of foreign currency fluctuations, which adversely impacted both net sales and gross margins in Europe. Additionally, the International Activewear segment incurred higher freight and distribution costs in 2000 as a result of product shipping delays at our European distribution facility during the first quarter of 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

INCOME TAXES. For information concerning our income tax provisions, as well as information regarding differences between our effective statutory tax rates, see Note 6 to the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

At the end of fiscal 2001, long-term debt to total capitalization decreased to 43.5% versus 44.6% at the end of fiscal 2000. The decrease was primarily the result of our focus on working capital management in the last half of 2001, which contributed to the net reduction of total debt by $66.3 million during fiscal 2001. This positive impact was substantially offset by the equity reduction resulting from implementing our restructuring and reorganization program. During 2001, we incurred additional cash expenses of $48.4 million related to implementing the program. By the end of 2001, our current ratio had declined to 3.3:1 versus 3.8:1 at the end of fiscal 2000.

CASH PROVIDED BY OPERATIONS. Operations provided approximately $123.9 million, $97.2 million and $87.3 million of our cash requirements in fiscal 2001, 2000 and 1999, respectively. Fiscal 2001 included $62.1 million of cash related to improvements in our operating assets and liabilities during the year, primarily in trade accounts receivable and inventories. Fiscal 2000 and 1999 included uses of $36.5 million and $15.5 million, respectively, related to changes in operating assets and liabilities.

CASH USED IN INVESTING ACTIVITIES. Net cash used in investing activities was $40.9 million, $93.0 million and $48.8 million in 2001, 2000 and 1999, respectively. During fiscal 2001, 2000 and 1999, we used $49.0 million, $59.5 million and $53.4 million, respectively, in cash to fund capital expenditures. Each year, more than 95% of these capital expenditures were used in our Domestic Activewear segment. During fiscal 2000, we also used $34.1 million to fund two acquisitions. Refer to Note 1 to the consolidated financial statements for additional details on these acquisitions.

We expect that fiscal 2002 capital expenditures will be at or below $40 million. The majority of planned fiscal 2002 capital expenditures are intended to further enhance our manufacturing and distribution capabilities and our information systems.

CASH USED IN FINANCING ACTIVITIES. We paid $14.7 million, $18.2 million and $19.0 million in dividends during fiscal 2001, 2000 and 1999, respectively. In addition, we repurchased shares for $15.2 million and $53.4 million during fiscal 2000 and 1999, respectively. Share repurchases in 2001 were not significant, and we currently do not anticipate repurchasing additional shares in 2002.

Net cash provided by operations during fiscal 2001, 2000 and 1999 was used primarily to fund capital expenditures, make acquisitions, pay dividends and repurchase shares. In 2001, we repaid, on a net basis, approximately $66.3 million of debt. During fiscal 2000 and 1999, we increased our borrowings under our revolving credit facility by $52.3 million and $76.3 million, respectively, to fund our cash requirements and to make scheduled debt service payments on our long-term notes.

Our debt agreements contain customary covenants requiring us to meet financial ratios and maintain a minimum level of net worth as discussed in Note 2 to our consolidated financial statements. During the second half of fiscal 2001, we obtained waivers in anticipation of exceeding various financial covenants and entered into final amendments of our principal debt agreements in January 2002 that revised these financial covenants and enabled us to comply with these covenants, as amended, as of December 29, 2001. We also agreed to secure most of our outstanding debt by a pledge of substantially all of our assets. Although we currently expect to be able to comply with these covenants in fiscal 2002, operating results below our business plan or other adverse factors, including a significant increase in interest rates, could result in our being unable to comply with our financial covenants, in particular, the debt service coverage ratio, which is the most restrictive of our maintenance covenants. If we violate our covenants and are unable to obtain a waiver from our lenders, our debt would be in default and could be accelerated by our lenders. In addition, because the covenants in our revolving credit agreement and our other debt agreements are now substantially similar, substantially all of our debt would be in default and could become due in full if any of our debt is in default. We cannot make any assurances regarding our future operating results, continued compliance with our debt covenants, or our lenders' willingness to provide waivers in the future. If our expectations of future operating results are not achieved, or debt were in default for any reason, our business, financial position and results of operations would be materially and adversely affected.

Final amendments to our credit facilities and all long-term notes were signed on January 31, 2002, and, as part of the amendment process, we provided collateral to the lenders in December 2001. All covenants were amended such that the credit facility and all long-term notes include substantially the same covenants. Additionally, the lenders under the credit facilities and the long-term notes share collateral ratably. The amended revolving credit facility consists of a swing line of credit bearing interest at the banks' current market rates, and revolving loans, which bear interest at LIBOR plus a 3%

margin effective February 1, 2002. This 3% margin represents a change and an increase from the grid pricing previously offered under the revolving credit facility that allowed for a margin ranging from .45% to .90% based on our leverage ratio, as defined in the credit agreement, at the time of the borrowing. Under the waivers to the revolving credit facility in effect on December 29, 2001, we were able to borrow at LIBOR plus 2.0%, an effective rate of 4.15%. The revolving credit facility also calls for a facility fee payable quarterly, in arrears, at a rate of .50% on the total revolving credit facility of $250 million. In addition, we will pay quarterly a 0.25% fee on the total credit facilities and on the then current balances of all long-term notes if we have not consummated an offering of debt securities by April 30, 2002. This fee shall cease to accrue upon the consummation of an offering of debt securities.

At December 29, 2001, the total balance outstanding under the revolving credit facility was $94.8 million, and $155.2 million was available for borrowing. The weighted-average interest rates of borrowings under the revolving credit facility during fiscal 2001, 2000 and 1999 were 5.47%, 6.81% and 6.17%, respectively. The weighted-average interest rate of borrowings outstanding under the revolving credit facility at December 29, 2001 was 4.03% (7.01% at December 30, 2000).

Our amended debt agreements contain covenants requiring among other things that we:

- maintain a specified minimum consolidated net worth;
- do not exceed specified total debt to EBITDA ratios;
- maintain specified debt service coverage ratios;
- limit capital expenditures to specified levels; and
- limit our dividends to $0.04 per share per fiscal quarter, limit our stock purchases and limit additional borrowings.

ADEQUACY OF BORROWING CAPACITY. At the end of 2001, we had $155.2 million of availability on our revolving credit facility. Although there can be no assurances, we believe that this level of availability, in addition to permitted sale-lease back transactions and receivable securitizations combined with cash provided by our operations, will be sufficient to provide for our cash requirements until the maturity of our revolving credit facility in 2004. In 2001, we accessed a $75 million short-term facility to finance less than $30 million of working capital needs during our peak inventory cycle from summer to early fall. The remaining borrowings under the facility were used to pay down amounts outstanding on our revolving credit facility. This short-term facility was fully repaid and terminated in October 2001, prior to maturity. We began 2002 with a lower inventory level and do not currently expect to require incremental seasonal borrowings beyond our committed facilities in 2002. However, we are currently exploring alternatives to our financing commitments to improve our financial and operating flexibility, lower our borrowing costs and improve our capacity to make investments and acquisitions. Among other things, we are considering combinations of secured financing arrangements, issuance of debt securities, or sale-leaseback transactions. In connection with any potential refinancing of our outstanding debt, we would expect to incur material extraordinary charges related to extinguishment of debt, expensing of deferred financing costs, as well as other related expenses.

COMMITMENTS AND CONTINGENCIES. For information concerning our ongoing litigation, see Note 8 to the consolidated financial statements.

CONTRACTUAL CASH OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS. The following table summarizes information about our contractual cash obligations as of December 29, 2001:

Contractual Cash Obligations *(in millions)*

Fiscal Years	Long-term debt	Short-term debt	Operating leases	Unconditional purchase obligations[1]	Total[1]
2002	$ 39.3	$6.2	$ 6.0	$ 3.4	$ 54.9
2003	45.2	–	5.0	1.8	52.0
2004	140.0	–	4.7	1.8	146.5
2005	40.0	–	4.3	1.8	46.1
2006	34.5	–	3.0	1.8	39.3
Thereafter	51.2	–	14.3	26.6	92.1
	$350.2	$6.2	$37.3	$37.2	$430.9

(1) Excluding the yarn purchase commitment described below.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

In conjunction with the disposition of substantially all of our yarn assets in the fourth quarter of 2001 and the sale of certain of those assets to Frontier Yarns (see Note 9 to the consolidated financial statements), we simultaneously entered into a supply agreement with Frontier Yarns to purchase certain minimum quantities of yarn based upon the production capacity of Frontier Yarns. The agreement also provides for pricing to be calculated on a conversion cost basis plus actual cost of raw materials. We estimate our total purchases will be in the range of $105 million to $135 million per year. We can terminate the agreement under certain circumstances related to a fundamental decrease in our demand for yarn or the cost of yarn becoming uncompetitive. In addition, beginning in 2006, the agreement may be terminated for any reason upon two years' notice but not prior to 2008. Since Frontier Spinning Mills, Inc. is not an affiliate of ours, the agreement, in our opinion, was negotiated on an arm's length basis.

The following table summarizes information about other commercial commitments as of December 29, 2001.

Other Commercial Commitments *(in millions)*

Expiring in Fiscal Year:	Standby letters of credit	Guarantees	Total
2002	$3.8	$2.0	$ 5.8
2003	–	2.0	2.0
2004	–	2.0	2.0
2005	–	2.0	2.0
	$3.8	$8.0	$11.8

We had $3.8 million outstanding under letters of credit for the purchase of inventories at December 29, 2001. We are contingently liable under an agreement which guarantees debt of a non-affiliated foreign contractor of $8.0 million at December 29, 2001 that expires ratably over the period of 2002-2005.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS. For information concerning the impact of recently issued accounting standards, see Note 1 to the consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS. We are exposed to market risks relating to fluctuations in interest rates, currency exchange rates and commodity prices. Our financial risk management objectives are to minimize the potential impact of interest rate, foreign exchange rate and commodity price fluctuations on our earnings, cash flows and equity. To manage these risks, we use various derivative financial instruments, including interest rate swap agreements, forward currency exchange contracts and commodity futures contracts. We only use commonly traded instruments with major financial institutions as the counterparties, thereby minimizing the risk of credit loss. Refer to Notes 1 and 4 to the consolidated financial statements for a more complete description of our accounting policies and the extent of our use of such instruments.

The following analyses present the sensitivity of the market value, earnings and cash flows of our significant financial instruments to hypothetical changes in interest rates, exchange rates and commodity prices as if these changes had occurred at December 29, 2001. The range of changes chosen for these analyses reflects our view of changes that are reasonably possible over a one-year period. Market values are the present values of projected future cash flows based on the interest rate assumptions or quoted market prices where available. These forward-looking disclosures are selective in nature and only address the potential impacts from financial instruments. They do not include other potential effects, which could impact our business as a result of these changes in interest rates, exchange rates and commodity prices.

INTEREST RATE AND DEBT SENSITIVITY ANALYSIS. At December 29, 2001, our outstanding debt totaled $356.4 million and we had one interest rate swap agreement outstanding with a notional value of $37.6 million. The interest rate swap was entered into as a hedge of an underlying debt instrument to effectively change the characteristics of the interest rate without altering the debt instrument. At December 29, 2001, the interest rate swap effectively converted $37.6 million of outstanding variable rate debt to fixed rate debt. For fixed rate debt, interest rate changes affect the fair market value but do not impact earnings or cash flows.

At December 29, 2001, after adjusting for the effect of the interest rate swap agreement, we had fixed rate debt of $255.4 million, and variable rate debt of $101.0 million. A one percentage point increase in interest rates on our variable rate debt would negatively impact our pre-tax earnings and cash flows by approximately $1.0 million. A one percentage point increase in interest rates would decrease the fair market value of the fixed rate debt by approximately $7.6 million at December 29, 2001.

CURRENCY EXCHANGE RATE SENSITIVITY. We have foreign currency exposures related to buying, selling and financing in currencies other than our functional currencies. We also have foreign currency exposure related to foreign denominated revenues and costs translated into U.S. dollars.

These exposures are primarily concentrated in the euro, British pound sterling and Mexican peso. We enter into foreign currency forward contracts to manage the transaction risk associated with doing business in foreign currencies. It is our policy to hedge currency exposures of firm commitments and anticipated transactions denominated in non-functional currencies to protect against the possibility of diminished cash flow and adverse impacts on earnings. The potential loss in fair value on our foreign currency forward contracts held at December 29, 2001, would not be significant. We generally view our net investments in foreign subsidiaries that have a functional currency other than the U.S. dollar as long-term. As a result, we generally do not hedge these net investments.

COMMODITY PRICE SENSITIVITY. The availability and price of cotton is subject to wide fluctuations due to unpredictable factors such as weather conditions, governmental regulations, economic climate, or other unforeseen circumstances. To reduce price risk caused by market fluctuations, through 2001 we have, from time to time, used futures contracts to fix prices on varying proportions of our cotton needs, thereby minimizing the risk of decreased margins from cotton price increases.

Beginning in 2002, we will no longer directly purchase raw cotton to support our textile operations and do not intend to directly engage in further hedging activities. Instead, we will purchase yarn primarily from Frontier Yarns. We do not believe that the limited number of outstanding cotton futures contracts at the end of fiscal 2001 (which cannot be accounted for as hedges any longer) would have a material impact on our results of operations or financial condition.

FORWARD LOOKING INFORMATION

This annual report, including management's discussion and analysis, contains certain statements that describe our beliefs concerning future business conditions, prospects, growth opportunities, new product lines and the outlook for our company based upon currently available information. Wherever possible, we have identified these "forward looking" statements (as defined in Section 21E of the Securities Exchange Act of 1934) by words such as "anticipates," "believes," "intends," "estimates," "expects," "projects," and similar phrases. These forward looking statements are based upon assumptions we believe are reasonable. Such forward looking statements are subject to risks and uncertainties, which could cause our actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including among other matters: economic conditions, including those specific to the retail industry; significant competitive activity, including promotional and price competition; changes in customer demand for our products; inherent risks in the marketplace associated with new products and new product lines; the ability to effect our Six Point Profit Growth Plan, including sales growth through new business with new or existing customers, yarn savings, textile cost savings, organization savings, distribution efficiencies and inventory management in line with expected savings; effects of lawsuits and government regulations; dependence on licenses from third parties; price volatility of raw materials; reliance on a few customers for a portion of our sales; continued consolidation in the retail industry; dependence on third parties for production of yarn and manufacture of our products; risks related to our international operations; protection of our intellectual property; risks related to our acquisition strategy; and other risk factors listed from time to time in our SEC reports and announcements. These risks and uncertainties include, but are not limited to, the matters discussed under the caption "Forward Looking Information" in our Annual Report on Form 10-K for the year ended December 29, 2001, which will be filed by March 29, 2002. We assume no obligation to publicly update any forward looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEETS

December 29, 2001 and December 30, 2000 (In thousands, except share data)	2001	2000
ASSETS		
Current assets:		
Cash	$ 5,882	$ 4,193
Trade accounts receivable, less allowances of $15,784 in 2001 and $9,796 in 2000	166,105	198,610
Inventories	360,338	406,446
Prepaid expenses and other current assets	17,155	18,013
Deferred income tax benefits	5,126	–
Income tax receivable	18,694	12,879
Total current assets	573,300	640,141
Property, plant and equipment:		
Land	13,642	14,422
Buildings	254,060	299,528
Machinery and equipment	779,157	884,389
Construction-in-progress	4,810	27,750
	1,051,669	1,226,089
Less allowance for depreciation and amortization	(695,384)	(763,619)
	356,285	462,470
Other assets	65,585	50,549
	$ 995,170	$1,153,160
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Trade accounts payable	$ 61,505	$ 61,387
Employee compensation	42,939	33,528
Accrued expenses	21,582	33,620
Deferred income taxes	–	921
Short-term debt	6,187	–
Current maturities of long-term debt	39,271	39,271
Total current liabilities	171,484	168,727
Long-term debt, less current maturities	310,936	384,211
Deferred liabilities:		
Income taxes	22,471	45,928
Pension and other	36,048	28,354
	58,519	74,282
Commitments and contingencies	–	–
Stockholders' equity:		
Common stock, par value $.01 per share; authorized 150,000,000 shares; issued 41,419,958 shares	414	414
Paid-in capital	45,392	47,104
Retained earnings	646,279	716,460
Treasury stock (2001 – 9,411,462 and 2000 – 9,524,424 shares)	(223,172)	(226,470)
Accumulated other comprehensive loss	(14,682)	(11,568)
	454,231	525,940
	$ 995,170	$1,153,160

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 29, 2001, December 30, 2000 and January 1, 2000 (In thousands, except share and per share data)	2001	2000	1999
Net sales	$1,160,925	$1,226,328	$1,148,864
Costs and expenses:			
Cost of goods sold	894,018	885,476	851,591
Selling, general and administrative expenses	226,458	229,991	217,571
Other – net	94,718	45,383	31,312
Interest expense	32,324	32,401	28,060
	1,247,518	1,193,251	1,128,534
Income (loss) before income taxes	(86,593)	33,077	20,330
Provision (benefit) for income taxes	(31,107)	18,562	11,942
Net (loss) income	$ (55,486)	$ 14,515	$ 8,388
Net (loss) income per common share:			
Basic	$ (1.74)	$ .45	$ .25
Diluted	$ (1.74)	$ .44	$ .25
Weighted-average shares outstanding:			
Basic	31,950,658	32,405,926	33,842,751
Diluted	31,950,658	32,686,006	33,866,501

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 29, 2001, December 30, 2000 and January 1, 2000 (In thousands)	2001	2000	1999
OPERATING ACTIVITIES			
Net (loss) income	$(55,486)	$14,515	$ 8,388
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation	47,713	53,428	62,807
Amortization	1,585	1,217	1,084
Deferred income taxes	(28,244)	19,589	2,024
Provision for doubtful accounts	5,777	4,858	412
Loss (gain) on sale of property, plant and equipment	(3,875)	574	573
Non-cash restructuring, asset impairment and other unusual charges	95,698	37,209	26,440
Foreign currency transaction (gain) loss	(1,315)	2,276	1,100
Changes in operating assets and liabilities:			
Trade accounts receivable	25,750	(4,955)	(13,037)
Inventories	32,059	(13,699)	(22,496)
Prepaid expenses and other current assets	3,580	(2,970)	(2,926)
Other assets	2,021	14,200	(5,012)
Accounts payable and accrued expenses	1,245	(11,585)	29,438
Income taxes	(6,353)	(13,951)	(932)
Pension and other deferred liabilities	3,791	(3,535)	(569)
Net cash provided by operating activities	123,946	97,171	87,294
INVESTING ACTIVITIES			
Purchase of property, plant and equipment	(48,975)	(59,457)	(53,376)
Cash paid for acquisitions, joint ventures and other	(6,494)	(39,972)	–
Proceeds from sale of property, plant and equipment	14,602	6,450	4,572
Net cash used in investing activities	(40,867)	(92,979)	(48,804)
FINANCING ACTIVITIES			
Borrowings (payments) on credit facility – net	(31,400)	52,303	76,383
Borrowings (payments) on short-term debt	6,128	–	(12,908)
Payments on notes payable	(41,072)	(26,564)	(32,214)
Debt issuance costs	(3,434)	–	(1,115)
Dividends on common stock	(14,695)	(18,166)	(19,000)
Treasury stock re-issued	1,706	952	–
Cost of common stock for treasury	(120)	(15,151)	(53,368)
Net cash used in financing activities	(82,887)	(6,626)	(42,222)
Effect of exchange rate changes on cash	1,497	(2,496)	(997)
Net increase (decrease) in cash	1,689	(4,930)	(4,729)
Cash balance at beginning of year	4,193	9,123	13,852
Cash balance at end of year	$ 5,882	$ 4,193	$ 9,123
Supplemental disclosure of cash flow information:			
Interest paid	$ 33,098	$32,135	$28,849
Income taxes paid, net of refunds	2,952	12,677	11,081

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 29, 2001, December 30, 2000 and January 1, 2000

(In thousands, except share data)	Common Stock	Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balance at January 2, 1999	$414	$48,294	$730,723	$(160,093)	$ (4,567)	$614,771
Comprehensive income:						
Net income	–	–	8,388	–	–	8,388
Foreign currency translation adjustments	–	–	–	–	(1,449)	(1,449)
Comprehensive income						6,939
Treasury stock acquired (2,705,361 shares)	–	–	–	(53,368)	–	(53,368)
Cash dividends ($.56 per share)	–	–	(19,000)	–	–	(19,000)
Balance at January 1, 2000	414	48,294	720,111	(213,461)	(6,016)	549,342
Comprehensive income:						
Net income	–	–	14,515	–	–	14,515
Foreign currency translation adjustments	–	–	–	–	(5,552)	(5,552)
Comprehensive income						8,963
Treasury stock acquired (994,649 shares)	–	–	–	(15,151)	–	(15,151)
Treasury stock reissued (76,150 shares)	–	(1,190)	–	2,142	–	952
Cash dividends ($.56 per share)	–	–	(18,166)	–	–	(18,166)
Balance at December 30, 2000	414	47,104	716,460	(226,470)	(11,568)	525,940
Comprehensive loss:						
Net loss	–	–	(55,486)	–	–	(55,486)
Foreign currency translation adjustments	–	–	–	–	(1,057)	(1,057)
Cumulative effect adjustment (SFAS 133), net of tax	–	–	–	–	(578)	(578)
Losses on derivatives reclassified to earnings, net of tax of $2,850	–	–	–	–	4,529	4,529
Change in unrealized value of derivatives, net of tax of $3,241	–	–	–	–	(5,288)	(5,288)
Minimum pension liability, net of tax of $442	–	–	–	–	(720)	(720)
Comprehensive loss						(58,600)
Treasury stock acquired (8,580 shares)	–	–	–	(120)	–	(120)
Treasury stock reissued (121,542 shares)	–	(1,712)		3,418		1,706
Cash dividends ($.46 per share)	–	–	(14,695)	–	–	(14,695)
Balance at December 29, 2001	$414	$45,392	$646,279	$(223,172)	$(14,682)	$454,231

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

We are a leading branded apparel company marketing activewear, casualwear and athletic uniforms under widely recognized brand names, including *Russell Athletic, JERZEES, Mossy Oak, Cross Creek,* and *Discus.* We design, market and manufacture or source a variety of apparel products including fleece, t-shirts, casual shirts, jackets, athletic shorts, socks, and camouflage attire for men, women, boys, and girls. We are a leading supplier of team uniforms and related apparel to college, high school and organized sports teams. We are also the official uniform supplier of 15 Major League Baseball teams, including the Atlanta Braves, New York Yankees, San Francisco Giants, and Seattle Mariners. In addition, we are the official uniform supplier to the U.S. Olympic baseball team and Little League Baseball, and an official uniform supplier to Minor League Baseball. The Russell name has been associated with high quality apparel for 100 years and with team uniforms since 1932.

REVENUE RECOGNITION

We recognize revenues, net of estimated sales returns, discounts and allowances, when goods are shipped, title has passed, the sales price is fixed and collectibility is reasonably assured.

ACCOUNTING FOR SHIPPING AND HANDLING COSTS

We adopted the Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) Issue No. 00-10, *Accounting for Shipping and Handling Fees and Costs,* in 2001. Application of this EITF resulted in the restatement of prior period financial results to reflect costs associated with shipping and handling fees billed to customers as cost of sales. These amounts were previously recorded as a reduction to net sales. The effect of the restatements increased net sales and cost of sales by $6,630,000 and $8,750,000 for 1999 and 2000, respectively.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Russell Corporation and all of our majority-owned subsidiaries, after the elimination of intercompany accounts and transactions.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

INVENTORIES

Inventories of finished goods, work-in-process and raw materials are carried at the lower of cost or market, with cost for a substantial portion of inventories determined under the Last-In, First-Out (LIFO) method. Certain inventories are carried under the First-In, First-Out (FIFO) method, or the average cost method, and were valued at approximately $51,710,000 in 2001 and $69,628,000 in 2000. Inventories are summarized as follows:

(In thousands)	2001	2000
Finished goods	$297,571	$293,587
Work-in-process	42,136	69,568
Raw materials and supplies	23,424	41,718
	363,131	404,873
LIFO and lower-of-cost or market adjustments, net	(2,793)	1,573
	$360,338	$406,446

Replacement cost of inventories carried on LIFO exceeded their net LIFO carrying values by $3,329,000 at December 29, 2001 and $8,530,000 at December 30, 2000.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost, net of accumulated depreciation and impairment write-downs. The provision for depreciation of property, plant and equipment has been computed generally on the straight-line method at rates based upon their estimated useful lives. Initial estimated useful lives range from 25 to 37 years for buildings and from 3 to 12 years for machinery and equipment. When events and circumstances indicate that the useful lives or salvage values may have changed, we adjust the related useful life and record depreciation over the shortened useful life after giving consideration to the revised salvage values. Revisions to the remaining estimated useful lives and salvage values of plants scheduled for closing resulted in an increase in depreciation expense of $995,000 in 2000 and $7,149,000 in 1999. (See Note 9.)

OTHER ASSETS

Other assets are summarized as follows:

(In thousands)	2001	2000
Goodwill	$17,176	$16,867
Other intangibles	18,752	16,909
Debt issuance costs	3,242	1,239
	39,170	35,015
Less accumulated amortization	(5,341)	(3,217)
	33,829	31,798
Investments (trading portfolio)	7,869	7,692
Investments in and advances to unconsolidated entities	18,445	5,522
Other	5,442	5,537
	$65,585	$50,549

Through the end of fiscal 2001, we amortized goodwill on a straight-line basis over 15 years. We review the carrying value of goodwill whenever the facts and circumstances suggest that it may be impaired. When our review indicates that goodwill is not recoverable based upon the undiscounted cash flows of the entity acquired over the remaining amortization period, we reduce the carrying value of goodwill to our best estimate of fair value. During 2000, we recorded impairment charges of $7,735,000 related to goodwill (See Note 9). Beginning in 2002, we will no longer amortize goodwill or intangible assets that have indefinite lives. (See "New Accounting Pronouncements.") Other intangible assets are amortized on the straight-line method over their estimated lives, ranging from 15 to 40 years. Debt issuance costs are deferred and amortized over the term of the debt to which they relate using the straight-line method. Offsetting the impairment charge to goodwill were two acquisitions that were consummated in 2000.

INVESTMENTS

Investments in companies in which the Company believes it has the ability to influence operations are accounted for by the equity method. Investments in companies in which the Company does not exert such influence are accounted for at cost.

TRADING PORTFOLIO

We hold a portfolio of marketable debt and equity securities in various trusts and segregated accounts in connection with employee benefit and deferred compensation plans. We mark those securities to market through income. Realized and unrealized gains and losses on our trading portfolio have not been significant in any of the last three years.

ACQUISITIONS

On March 8, 2000, we acquired a master apparel license from Haas Outdoors, Inc., and formed Mossy Oak Apparel Company, a wholly owned subsidiary. On September 5, 2000, we acquired A&C International, which designs, sources, markets and distributes a broad line of woven casual apparel. The aggregate purchase price of these acquisitions was approximately $34.1 million. Both were accounted for using the purchase method. The consolidated statements of operations include the results of operations of the acquired businesses from the dates of acquisition. If either or both of these acquisitions had been consummated at the beginning of 2000 or 1999, the effect on our consolidated results of operations would not have been significant.

LONG-LIVED ASSETS

We recognize impairment losses on long-lived assets under the provisions of FASB Statement of Financial Accounting Standards (SFAS) No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* When events and circumstances indicate that assets may be impaired, and the undiscounted cash flows estimated to be generated from those assets are less than their carrying values, we record an impairment loss equal to the excess of the carrying value over fair value. Asset impairment charges are described more fully in Note 9. Beginning in 2002, we will adopt new rules for recognizing impairment (see "New Accounting Pronouncements").

INCOME TAXES

We account for income taxes under the provisions of SFAS No. 109, *Accounting for Income Taxes.* Under SFAS No. 109, deferred tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured at the enacted tax rates that will be in effect when the taxes are expected to be paid.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

ADVERTISING, MARKETING AND PROMOTIONS EXPENSE
The cost of advertising, marketing and promotions is expensed as incurred. We incurred $45,677,000, $48,921,000 and $45,522,000 in such costs during 2001, 2000 and 1999, respectively.

STOCK-BASED COMPENSATION
We issue awards under incentive compensation plans as described in Note 7. These stock options and awards are accounted for in accordance with Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees.*

CONCENTRATIONS OF CREDIT RISK AND FINANCIAL INSTRUMENTS
Except for Wal-Mart, we do not have significant concentrations of credit risk. Our trade accounts receivable are comprised of balances due from a large number and diversity of customers. We believe that risk of loss associated with our trade accounts receivable is adequately provided for in the allowance for doubtful accounts.

Wal-Mart represented 14.9% and 24.0% of our net accounts receivable at December 29, 2001, and December 30, 2000, respectively.

ACCOUNTING FOR DERIVATIVES
Beginning on December 31, 2000, we account for derivatives under the provisions of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.*

We use derivatives, including futures contracts, forward contracts and swap contracts, to manage exposure to movements in commodity prices, foreign exchange rates and interest rates. Initially, upon adoption of the new derivative accounting requirements, and prospectively, on the date we enter into a derivative contract, we designate derivatives as either a hedge of a recognized asset or liability or an unrecognized firm commitment (fair value hedge) or a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge).

For fair value hedges, both the effective and ineffective portion of the changes in the fair value of the derivative, along with the gain or loss on the hedged item that is attributable to the hedged risk, are recorded in earnings. The effective portion of changes in fair value of a derivative that is designated as a cash flow hedge is recorded in accumulated other comprehensive income or loss. When the hedged item is realized, the gain or loss included in accumulated other comprehensive income or loss is relieved. Any ineffective portion of the changes in the fair values of derivatives used as cash flow hedges are reported in the consolidated statements of operations.

We document hedge relationships, including identification of the hedging instruments and the hedged items, as well as our risk management objectives and strategies for undertaking the hedge transaction, at the inception of each hedge transaction. Derivatives are recorded in the consolidated balance sheet at fair value. We formally assess, both at inception and at least quarterly thereafter, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in either the fair values or cash flows of the hedged item.

EARNINGS PER COMMON SHARE
We report earnings per common share in accordance with SFAS No. 128, *Earnings Per Share.* Basic earnings per common share is computed using the weighted-average number of common shares outstanding during the period without consideration of common stock equivalents. Diluted earnings per common share is computed using the weighted-average number of common shares outstanding plus common stock equivalents (employee stock options) unless such stock options are anti-dilutive. (See Note 11.)

FISCAL YEAR
The Company's fiscal year ends on the Saturday nearest to January 1, which periodically results in a fiscal year of 53 weeks. Fiscal years 2001, 2000 and 1999 ended on December 29, 2001, December 30, 2000 and January 1, 2000, respectively, and each contained 52 weeks.

NEW ACCOUNTING PRONOUNCEMENTS
In July 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 142 eliminates amortization of goodwill and requires an impairment-only model to record the value of goodwill. Statement No. 142 requires that impairment be tested at least annually at the reporting unit level, using a two-step impairment test. The first step determines if goodwill is impaired by comparing the fair value of the reporting unit as a whole to the book value. If a deficiency exists, the second step measures the amount of the impairment loss as the difference between the implied fair value of goodwill and its carrying amount. Purchased intangibles with indefinite economic lives will be tested for impairment annually using a lower of cost or market approach. Other intangibles will continue to be amortized over their useful lives and reviewed for impairment when the facts and circumstances suggest that

they may be impaired. We have not completed our transitional impairment test under SFAS No. 142; thus, we do not know the amount, if any, of impairment that will be recorded upon adoption. However, any impairment charge resulting from the transitional impairment test would be recognized as a cumulative effect of a change in accounting principle. The adoption of SFAS No. 142 is expected to increase net income by approximately $1.0 million ($.03 per share) in 2002 due to the elimination of amortization of goodwill and indefinite lived intangible assets.

In August, 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, that supersedes SFAS No. 121 and provides a single accounting model for valuing long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of SFAS No. 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. The new rules also supersede the provisions of Accounting Principles Board (APB) Opinion No. 30 with regard to reporting the effects of a disposal of a segment of a business and require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred (rather than as of the measurement date as presently required by APB No. 30). In addition, more dispositions will qualify for discontinued operations treatment in the income statement. We will adopt SFAS No. 144 in the first quarter of 2002. The provisions of this Statement are not expected to have a significant impact on the Company.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to fiscal 2001 presentation. These changes had no impact on previously reported results of operations or stockholders' equity.

FOREIGN CURRENCIES

Assets and liabilities recorded in foreign currencies on the books of foreign subsidiaries are translated at the exchange rate in effect on the balance sheet date. Revenues, costs and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are charged or credited to accumulated other comprehensive income or loss. Transaction gains or losses result from a change in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated. Transaction gains and losses are included in other expenses for the period in which the exchange rate changes.

NOTE 2: LONG-TERM DEBT

Long-term debt includes the following:

(In thousands)	2001	2000
Revolving credit facility due October 15, 2004	$ 94,800	$ 127,003
Notes payable to financial institutions:		
6.72% (6.97% effective October 2001) notes due annually through 2002	10,714	21,429
6.65% (7.65% effective October 2001) notes due annually 2001 through 2007	107,143	125,000
6.78% (7.78% effective October 2001) notes due annually 2003 through 2008	100,000	100,000
Variable rate (5.09% at December 29, 2001) note due semi-annually through 2005	37,550	48,250
Other	–	1,800
	350,207	423,482
Less current maturities	(39,271)	(39,271)
	$310,936	$384,211

As we reported in our Quarterly Report on Form 10-Q for the quarter ended July 1, 2001, recording charges during the second quarter of 2001 associated with the expansion of our ongoing restructuring plan caused our ratio of long-term debt to total capitalization to exceed the ratio permitted under our principal long-term debt agreements as of July 1, 2001. In anticipation of exceeding various financial covenants, we obtained agreements from the parties to the affected debt agreement to waive compliance with the applicable covenants and we reached an agreement with certain of the bank group lenders under our revolving credit facility to provide an additional $75 million in seasonal bridge financing. The bridge loan was paid back prior to its October 31, 2001 maturity.

Final amendments to our credit facilities and all long-term notes were signed on January 31, 2002, and, as part of the amendment process, we provided collateral to the lenders in December 2001. All covenants were amended such that the credit facility and all long-term notes include substantially the same covenants. Additionally, the lenders under the credit facilities and the long-term notes share collateral ratably. The amended revolving credit facility consists of a swing line of credit bearing interest at the banks' current market rates, and revolving loans, which bear interest at LIBOR plus a 3% margin effective February 1, 2002. This 3% margin represents a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

change and an increase from the grid pricing previously offered under the revolving credit facility that allowed for a margin ranging from .45% to .90% based on our leverage ratio, as defined in the credit agreement, at the time of the borrowing. Under the waivers to the revolving credit facility in effect on December 29, 2001, we were able to borrow at LIBOR plus 2.0%, or 4.15%. The revolving credit facility also calls for a facility fee payable quarterly, in arrears, at a rate of .50% on the total revolving credit facility of $250 million. In addition, we will pay quarterly a .25% fee on the total credit facilities and on the then current balances of all long-term notes if we have not consummated an offering of debt securities by April 30, 2002. This fee shall cease to accrue upon the consummation of an offering of debt securities.

At December 29, 2001, the total balance outstanding under the revolving credit facility was $94.8 million, and $155.2 million was available for borrowing. The weighted-average interest rates of borrowings under the revolving credit facility during fiscal 2001, 2000 and 1999 were 5.47%, 6.81% and 6.17%, respectively. The weighted-average interest rate of borrowings outstanding under the revolving credit facility at December 29, 2001, was 4.03% (7.01% at December 30, 2000).

Our amended debt agreements contain covenants requiring among other things that we: maintain a specified minimum consolidated net worth; do not exceed specified total debt to EBITDA ratios; maintain specified debt service coverage ratios; limit capital expenditures to specified levels; limit our dividends to $0.04 per share per fiscal quarter, and limit our stock purchases and additional borrowings.

The long-term notes payable to financial institutions are secured pari pasu with the credit facility and contain substantially similar covenants and restrictions.

Aggregate maturities of long-term debt at December 29, 2001, are as follows for fiscal years:

(In thousands)	
2002	$ 39,271
2003	45,224
2004	140,024
2005	39,974
2006	34,524
Thereafter	51,190
	$350,207

NOTE 3: SHORT-TERM DEBT

As of December 29, 2001, we had an informal line of credit agreement with a maximum availability of approximately $22 million. There was $6.2 million outstanding under the informal line of credit at December 29, 2001 (none at December 30, 2000). The weighted-average interest rates of short-term bank borrowings during 2001, 2000 and 1999 were 5.9%, 7.8% and 5.3%, respectively.

As previously discussed in Note 2, in order to fund our seasonal cash needs during the summer of 2001, we obtained incremental seasonal working capital borrowings under a secured $75 million short-term loan. This loan was fully drawn on August 10, 2001, and repaid before its October 31, 2001, scheduled maturity. The loan was secured by a first lien position on the Company's accounts receivable and was provided by members of the credit facility bank group. Pricing on this loan was LIBOR plus 2.5% or 6.14%.

NOTE 4: DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

As of December 31, 2000, we adopted SFAS No. 133. In accordance with the provisions of SFAS No. 133, we recorded a transition adjustment in the first quarter of 2001. The transition adjustment increased accumulated other comprehensive loss and decreased net assets by $578,000 (net of taxes).

INTEREST RATE SWAP AGREEMENTS – To manage interest rate risk, we have an interest rate swap that effectively fixes the interest rate on the outstanding balance (approximately $38 million and $48 million at December 29, 2001, and December 30, 2000, respectively) of a floating rate debt instrument. The interest rate swap agreement is accounted for as a cash flow hedge and qualifies for use of the "short cut" method under SFAS No. 133, because the cash flows from the interest rate swap perfectly offset the changes in the cash flows associated with the floating rate of interest on the debt. The transition adjustment to record the fair value of the interest rate swap was a loss of $557,000 ($345,000, net of taxes) with an offsetting entry to accumulated other comprehensive loss. There were no amounts reclassified from accumulated other comprehensive loss to net earnings during the year ended December 29, 2001. The fair value of the swap decreased $1,639,000 ($1,017,000 net of tax) in 2001 as interest rates declined. The offsetting loss in fair value was charged to accumulated other comprehensive loss, decreasing that component of equity to $1,362,000 (net of taxes).

On October 10, 2000, we terminated a fixed to floating rate swap agreement and recorded a deferred loss of approximately $600,000, which will be amortized through August 31, 2002 (the remaining term of the hedged debt).The net deferred loss at December 29, 2001, and December 30, 2000, was $210,000 and $521,000, respectively.

These interest rate swap agreements, when combined, changed the weighted-average interest rate on long-term debt from 6.96% to 7.07%; 6.66% to 6.57%; and 6.67% to 6.34% in 2001, 2000 and 1999, respectively. We believe that future changes in interest rates will not have a material impact on our consolidated financial position or results of operations.

FOREIGN CURRENCY FORWARD CONTRACTS – We earn revenues and incur expenses in various parts of the world and, as a result, we are exposed to movement in foreign currency exchange rates. As of December 29, 2001, we have foreign exchange forward contracts expiring through December 2002 that are intended to reduce the effect of fluctuating foreign currencies on anticipated purchases of inventory and sales of goods denominated in currencies other than the functional currencies of our international subsidiaries. Gains and losses on the derivatives are intended to offset gains and losses on the hedged transactions in an effort to reduce the earnings volatility resulting from fluctuating foreign currency exchange rates. The foreign exchange forward contracts are primarily accounted for as cash flow hedges. The principal currencies hedged include the US dollar, European euro, Mexican peso, and British pound sterling. There was no transition adjustment recorded upon adoption of SFAS No. 133, as there were no significant foreign currency forward contracts impacted by the statement upon adoption. The change in fair value of the forward contracts increased net assets and decreased accumulated other comprehensive loss by $233,000 ($145,000 net of taxes) year-to-date. Realized gains reclassified to earnings in 2001 amounted to $193,000 ($120,000 net of taxes).

We were also a party to foreign exchange forward contracts during the first quarter that did not qualify for hedge accounting under SFAS No. 133. We recorded these contracts at fair value with the related changes in fair value, which amounted to a gain of $903,000 ($560,000 net of taxes) reported in the consolidated statement of operations in the first quarter 2001.

FUTURES CONTRACTS – A substantial portion of the raw materials we use in our integrated manufacturing process are subject to price volatility caused by weather, supply conditions and other unpredictable factors. From time to time, we have purchased futures contracts to hedge commodity (primarily cotton) price risk on anticipated purchases. Since the adoption of SFAS No. 133, we accounted for these futures contracts as cash flow hedges. The transition adjustment to record the fair value of cotton futures contracts at the beginning of 2001 was a loss of $376,000 ($233,000 net of taxes), which was charged to accumulated other comprehensive loss. Gains and losses on futures contracts designated as cash flow hedges are reclassified from accumulated other comprehensive loss in the period the hedged item (i.e., the purchase of raw cotton) affects earnings. The change in fair value of the commodity futures contracts decreased net assets and increased accumulated other comprehensive loss by $4,416,000 (net of taxes) year-to-date. Losses reclassified to earnings during 2001 amounted to $7,499,000 ($4,649,000 net of taxes), including $6,387,000 ($3,959,000 net of taxes), that were recognized in earnings due to hedge ineffectiveness. Those contracts are no longer effective as hedges because, beginning in 2002, we will no longer purchase raw cotton but instead will purchase yarn from an affiliate. (See Note 8.) At December 29, 2001, we continued to maintain cotton futures contracts covering approximately 6.2 million pounds. These cotton futures contracts do not qualify for hedge accounting treatment under SFAS No. 133, thus, future changes in fair value of the remaining cotton futures contracts will be reported in the income statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

OTHER FINANCIAL INSTRUMENTS – At December 29, 2001, and December 30, 2000, the carrying value of financial instruments such as cash, trade accounts receivable and payables approximated their fair values, based on the short-term maturities of these instruments. The fair value of long-term debt is estimated using discounted cash flow analyses, based upon our incremental borrowing rates for similar types of borrowing arrangements.

The following table summarizes fair value information for derivative and other financial instruments:

	2001		2000	
ASSETS (LIABILITY) *(In thousands)*	Carrying Value	Fair Value	Carrying Value	Fair Value
Short-term debt	$ (6,187)	$ (6,187)	–	–
Long-term debt (including current portion)	(350,207)	(371,838)	$(423,482)	$(422,543)
Interest-rate swap agreement terminated on October 10, 2000	210	–	521	–
Interest-rate swap agreement terminating June 30, 2005	(2,196)	(2,196)	–	(557)
Forward currency exchange contracts	40	40	(953)	(953)
Cotton futures contracts	(500)	(500)	–	376
Investments (trading portfolio)	8,601	8,601	8,882	8,882

NOTE 5: EMPLOYEE RETIREMENT BENEFITS

We have a qualified, noncontributory, defined benefit pension plan (Retirement Plan) that covers substantially all of our United States employees, and a savings plan that is qualified under Section 401(k) of the Internal Revenue Code (Savings Plan).

Benefits for the Retirement Plan are based upon years of service and the employee's highest consecutive five years of compensation during the last ten years of employment. We fund the Retirement Plan by contributing annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. The following table sets forth changes in the benefit obligation, plan assets and funded status:

(In thousands)	2001	2000
CHANGE IN BENEFIT OBLIGATION		
Benefit obligation at beginning of year	$142,429	$132,249
Service cost	4,109	4,120
Interest cost	10,137	10,331
Actuarial (gain) loss	(2,483)	6,310
Benefits paid	(9,089)	(9,803)
Plan amendments	(468)	–
Curtailment benefit	(4,537)	(778)
Benefit obligation at end of year	$140,098	$142,429
CHANGE IN PLAN ASSETS		
Fair value of plan assets at beginning of year	$122,559	$133,801
Actual return on plan assets	(6,688)	(8,883)
Company contributions	–	7,444
Benefits paid	(9,089)	(9,803)
Fair value of plan assets at end of year	$106,782	$122,559
RECONCILIATION OF FUNDED STATUS TO ACCRUED BENEFIT COST		
Unfunded status of the plan	$ (33,316)	$ (19,870)
Unrecognized prior service cost	619	1,400
Unrecognized net actuarial loss	17,061	4,720
Unrecognized transition asset	(1,665)	(2,343)
Accrued benefit cost	$ (17,301)	$ (16,093)
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS:		
Accrued benefit cost	$ (17,301)	$ (16,093)
Additional minimum liability	(1,781)	–
Intangible asset	619	–
Accumulated other comprehensive loss	1,162	–
Net amount recognized	$ (17,301)	$ (16,093)

A summary of the components of net periodic pension cost is as follows:

(In thousands)	2001	2000	1999
Service cost	$ 4,109	$ 4,120	$ 6,419
Interest cost	10,137	10,331	9,195
Expected return on plan assets	(12,501)	(11,816)	(10,446)
Net amortization and deferral	(724)	(462)	(315)
Effect of curtailment	186	187	(1,935)
Net periodic pension cost	$ 1,207	$ 2,360	$ 2,918

The weighted-average assumptions used to compute pension amounts were as follows:

	2001	2000
Discount rate	7.25%	7.50%
Expected return on plan assets	9.50%	9.50%
Rate of compensation increase	4.00%	4.00%

Curtailments (principally related to reductions in domestic employment associated with the move of apparel assembly offshore) decreased net pension costs in 1999.

Plan assets at December 29, 2001, and December 30, 2000, include 600,960 shares of the Company's common stock having a market value of $9,020,429 and $9,277,620, respectively. Dividends paid to the plan by the Company were $276,442 for 2001 and $336,538 in both 2000 and 1999.

Our Savings Plan allows substantially all United States employees to defer portions of their annual compensation and to participate in Company matching and discretionary contributions. Compensation expense associated with these plans was $1,046,000, $1,001,000 and $1,213,000 in 2001, 2000 and 1999, respectively.

NOTE 6: INCOME TAXES

Foreign operations contributed approximately $3,154,000, $(33,994,000) and $5,367,000 to the Company's income (loss) before income taxes in 2001, 2000 and 1999, respectively.

Significant components of the provision for (benefit from) income taxes are as follows:

	2001		2000		1999	
(In thousands)	Currently Payable	Deferred	Currently Payable	Deferred	Currently Payable	Deferred
Federal	$(4,832)	$(22,276)	$(6,695)	$16,627	$8,731	$ 252
State	683	(6,208)	1,554	4,028	791	(2,514)
Foreign	1,286	240	4,114	(1,066)	396	4,286
Totals	$(2,863)	$(28,244)	$(1,027)	$19,589	$9,918	$2,024

Following is reconciliation of income tax expense or benefit to the expected amount computed by applying the statutory federal income tax rate of 35% to income before income taxes:

(In thousands)	2001	2000	1999
Taxes (benefit) at statutory rate on income before income taxes	$(30,308)	$11,577	$ 7,115
State income taxes, net of federal income tax benefit	(5,281)	1,028	(1,120)
Goodwill	–	2,972	328
Charitable contribution of appreciated property	–	(2,188)	–
Tax effects of foreign operations – net	141	2,119	–
Change in valuation allowance on foreign/state NOLs	2,756	4,000	3,948
Other – net	1,585	(946)	1,671
	$(31,107)	$18,562	$11,942

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax liabilities and assets as of December 29, 2001, and December 30, 2000, are as follows:

(In thousands)	2001	2000
Deferred tax liabilities:		
Property, plant and equipment	$33,450	$57,127
Inventories	11,762	17,351
Accounts receivable	–	526
Other	6,445	–
Total deferred tax liabilities	51,657	75,004
Deferred tax assets:		
Pension and post-employment obligations	10,034	8,768
Accounts receivable	6,131	–
Foreign and state net operating loss carryforwards	17,843	12,218
Employee benefits	9,983	5,305
Capital loss and credit carryforwards	–	1,455
Other	1,258	8,590
Total deferred tax assets	45,249	36,336
Valuation allowance for deferred tax assets	(10,937)	(8,181)
Net deferred tax assets	34,312	28,155
Net deferred tax liabilities	$17,345	$46,849

Net operating loss carryforwards (NOLs) are available to offset future earnings within the time periods specified by law. At December 29, 2001, the Company had U.S. state NOLs of approximately $313 million expiring in 2013 through 2016. International NOLs total approximately $25 million. The International NOLs pertain primarily to the Company's United Kingdom and Australian operations. NOLs can be carried forward indefinitely in the United Kingdom and Australia.

In the fourth quarter of fiscal 1999, we announced our plan to restructure our European operations (See Note 9). As a result of the restructuring, we increased the valuation allowance related to NOL carryforwards in the United Kingdom to $4,181,000 because, at that time, we did not believe that the NOLs created by the restructuring charges would generate any global tax savings. In 2000, as we continued to execute our restructuring plan and implemented certain tax strategies, we generated additional U.S. state NOL carryforwards in states where realization of the carryforward benefits was not assured. Accordingly, we increased our valuation allowance by an additional $4,000,000 in 2000. During 2001, we continued to incur tax deductible restructuring charges which resulted in additional U.S. state NOL carryforwards. We further increased the valuation allowance by $2,756,000 in 2001 related to state NOL carryforwards.

We do not provide for federal income taxes on the undistributed earnings of international subsidiaries because earnings are reinvested, and it is our intention to reinvest them indefinitely. At December 30, 2001, we had not provided federal income taxes on earnings of international subsidiaries of approximately $14 million. If these earnings are distributed in the form of dividends or otherwise, we would be subject to both U.S. income taxes and withholding taxes in the various international jurisdictions. It is not practical for us to determine the amount of unrecognized deferred U.S. income tax liability because of the complexities associated with the hypothetical calculation. Withholding of approximately $700,000 would be payable if all previously unremitted earnings as of December 29, 2001, were remitted to the U.S. parent company.

NOTE 7: STOCK RIGHTS PLAN AND STOCK OPTION PLANS

On September 15, 1999, the Board of Directors declared a dividend, which was issued on October 25, 1999, of one Right for each share of common stock outstanding. Each Right, when exercisable, entitles the holder to purchase a unit of one one-hundredth share of Series A Junior Participating Preferred Stock, par value $.01, at a purchase price of $85. Upon certain events relating to the acquisition of, or right to acquire, beneficial ownership of 15% or more of the Company's outstanding common stock by a third party, or a change in control of the Company, the Rights entitle the holder to acquire, after the Rights are no longer redeemable by the Company, shares of common stock for each Right held at a significant discount to market. The Rights will expire on October 25, 2009, unless redeemed earlier by the Company at $.01 per Right under certain circumstances.

Our Executive Incentive Plan permits us to issue equity-based compensation awards in several forms to all officers and key employees of the Company and its subsidiaries. Under the plan, we may issue restricted stock, incentive stock options, nonqualified stock options, reload stock options, bonus shares, deferred shares, stock appreciation rights and performance shares and performance unit awards.

All of our employees, including officers, are eligible to participate in the Russell Corporation 2000 Stock Option Plan (2000 Option Plan). Awards under the 2000 Option Plan also may be made to consultants. The 2000 Option Plan allows us to grant awards in a variety of forms, including incentive stock options, nonqualified stock options, reload stock options, restricted shares, bonus shares, deferred shares, freestanding stock appreciation rights, tandem stock appreciation rights, performance units and performance shares.

Under the Executive Incentive Plan, the 2000 Option Plan and predecessor stock option plans, a total of 2,573,134 shares of common stock were reserved for issuance at December 29, 2001. The options are granted at a price equal to the stock's fair market value at the date of grant. All options, except the ones granted in 1999, are exercisable two years after the date of grant and expire 10 years after the date of grant. The stock options that were granted during 1999 are exercisable equally over periods of either two or four years and expire 10 years after the date of grant. The following table summarizes the status of options under the Executive Incentive Plan, 2000 Option Plan and predecessor plans:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	5,102,766	$20.50	2,979,266	$25.06	2,394,416	$27.02
Granted at fair value	334,830	$17.59	2,644,605	$15.25	935,650	$19.82
Exercised	49,268	$15.09	–	–	–	–
Expired	272,050	$26.38	–	–	4,500	$22.06
Forfeited	485,470	$19.56	521,105	$19.87	346,300	$26.24
Outstanding at end of year	4,630,808	$20.11	5,102,766	$20.50	2,979,266	$25.06
Exercisable at end of year	2,550,845	$23.21	2,134,704	$27.33	1,142,750	$28.20

The range of exercise prices of the outstanding options and exercisable options are as follows:

Weighted Averaged Exercise Price	Number of Exercisable Shares	Number of Outstanding Shares	Weighted Average Remaining Life
$ 9.40 - $12.54	–	410	9.8
$12.55 - $15.67	578,136	2,060,902	8.1
$15.68 - $18.81	10,409	104,180	9.0
$18.82 - $21.94	429,384	914,150	7.4
$21.95 - $25.08	272,150	290,400	6.2
$25.09 - $28.21	919,966	919,966	4.9
$28.22 - $31.34	340,800	340,800	4.2
	2,550,845	4,630,808	6.9

SFAS No. 123, *Accounting for Stock-Based Compensation,* provides an alternative to APB Opinion No. 25 in accounting for stock-based compensation issued to employees. The statement encourages, but does not require, a fair value-based method of accounting for employee stock options and similar equity instruments. Companies that continue to follow the intrinsic value approach to accounting under APB Opinion No. 25 must disclose the pro forma effect on net income and earnings per share as if the fair value method prescribed by SFAS No. 123 had been used. For the purposes of this disclosure, we estimate the fair value of employee stock options at the date of grant using the Black-Scholes option valuation model. The fair values derived for options granted during fiscal years 2001, 2000 and 1999 and key assumptions used to determine these values were as follows:

	2001	2000	1999
Risk-free interest rate	4.9%	6.1%	5.5%
Dividend yield	1.0%	3.6%	3.0%
Volatility factor	.397	.323	.229
Weighted-average expected life of options	7.8 years	10 years	10 years
Estimated fair value per option	$2.49	$4.11	$6.01

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For purposes of calculating the pro forma disclosures below, the estimated fair value of the options is amortized to expense over the options' vesting period.

(In thousands, except per share data)	2001	2000	1999
Pro forma net (loss) income	$(59,356)	$11,529	$4,430
Pro forma net (loss) income per share:			
Basic	$ (1.86)	$ .36	$ .13
Diluted	$ (1.86)	$ .35	$ .13

On July 26, 2000, the Board of Directors adopted the Russell Corporation 2000 Non-Employee Directors' Compensation Plan (the "Directors' Plan") as a replacement for the Russell Corporation 1997 Non-Employee Directors' Stock Grant, Stock Option and Deferred Compensation Plan (the "Prior Plan"). Under the Directors' Plan, each non-employee director ("Eligible Director") receives annually (i) a fee of $35,000, to be paid in quarterly installments of $8,750, and (ii) an option to purchase a number of shares of common stock equal to $25,000 multiplied by 4 (or the number of full and partial quarters remaining until the next annual meeting), and divided by the fair market value of the shares of common stock as of the grant date. Eligible Directors also may elect to receive all or a portion of their annual fee in shares, stock options or deferred shares. Under the Directors' Plan and the Prior Plan, 2,156 shares of stock were issued in 2000. Options to purchase an aggregate of 67,238 shares of common stock at a price of $17.55 were granted in 2001. In 2000, we granted 5,616 shares at a price of $16.38; 29,480 shares at a price of $16.28; and 3,733 shares at a price of $20.09. Options to purchase an aggregate of 114,603 shares at prices ranging from $16.28 to $27.50 are outstanding under the Directors' Plan and the Prior Plan at December 30, 2001.

NOTE 8: COMMITMENTS AND CONTINGENCIES

PURCHASE AND LEASE COMMITMENTS – At December 29, 2001, we have commitments to spend approximately $4.8 million for capital improvements. Our remaining commitments under non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

(In thousands)	Third Parties	Affiliate	Total
2002	$ 3,555	$ 2,426	$ 5,981
2003	2,590	2,460	5,050
2004	2,174	2,494	4,668
2005	1,784	2,527	4,311
2006	448	2,561	3,009
Thereafter	3,667	10,596	14,263
	$14,218	$23,064	$37,282

Lease and rental expense for fiscal years 2001, 2000 and 1999 was $9,417,000, $11,312,000, and $8,962,000, respectively.

We had $3,752,000 and $14,450,000 outstanding under letters of credit for the purchase of inventories at December 29, 2001, and December 30, 2000, respectively. We are contingently liable under an agreement which guarantees debt of a non-affiliated foreign contractor of $8 million at December 29, 2001 that expires ratably over the period of 2002-2005.

On December 28, 2001, we entered into a joint venture agreement with Frontier Spinning Mills, Inc. to establish a joint venture company, Frontier Yarns, LLC. ("Frontier Yarns"), in which we have a minority position. As part of this transaction, we agreed to sell or lease our remaining yarn spinning assets and transfer most of our remaining yarn employees to Frontier Yarns, which now supplies most of our yarn needs. Simultaneously, we entered into a supply agreement with Frontier Yarns to purchase certain minimum quantities of yarn based upon the production capacity of Frontier Yarns. The agreement also provides for pricing to be calculated on a conversion cost basis plus actual cost of raw materials. We estimate our total purchases will be in the range of $105 million to $135 million per year. We can terminate the agreement under certain circumstances related to a fundamental decrease in our demand for yarn or the cost of yarn becoming uncompetitive. In addition, beginning in 2006, the agreement may be terminated for any reason upon two years notice but not prior to 2008. Since Frontier Spinning Mills, Inc. is not an affiliate of ours, the agreement, in our opinion, was negotiated on an arm's length basis.

LITIGATION. We are a co-defendant in *Locke, et al. v. Russell Corporation, et al.*, in Jefferson County, Alabama. Of the fifteen original plaintiff families in this case, ten have withdrawn from the case, leaving only five plaintiff families. The claims asserted in the complaint are for trespass and nuisance relating to property owned by the plaintiffs on Lake Martin in a subdivision of Alexander City, Alabama called the Raintree Subdivision. The plaintiffs in this case have not specified the amount of damages they are seeking. A complaint substantially identical to the one filed in the *Locke* case was filed on November 20, 2001 in the Circuit Court of Jefferson County, Alabama, by two residents of the Raintree Subdivision *(Gould v. Russell Corporation, et al.)*. This case has been consolidated with the *Locke* case. The claims and allegations in the *Locke and Gould* cases are virtually identical to a similar case styled *Sullivan, et al. v. Russell Corporation, et al.*, which was resolved in our favor in a ruling by the Supreme Court of Alabama earlier in 2001. We plan to vigorously defend these suits.

By letter dated January 13, 2000, we were notified by the United States Department of Justice ("DOJ") that the DOJ intended to institute legal proceedings against us and certain other parties alleging violations by those parties of the Clean Water Act in connection with the treatment and discharge of waste at a water treatment facility operated by the City of Alexander City, Alabama. Since that time, we and the other parties engaged in discussions with the DOJ. On March 5, 2002, we and two other parties, with no admission of liability, entered into a Consent Decree with the DOJ whereby we and the other parties agreed (i) to pay a civil penalty of $30,000, of which we will pay $10,000 and (ii) to participate in a Supplemental Environmental Project, the cost of which will be approximately $197,000, of which we will pay approximately $112,000. We are not required to undertake any corrective or remedial action under the terms of the Consent Decree. The Consent Decree must be judicially approved after public comment, but we have no reason to believe such approval will be withheld. The Supplemental Environmental Project will be undertaken in connection with the settlement of a civil enforcement action taken by the United States for violations of the Clean Water Act. We specifically denied allegations of the DOJ and specifically denied any liability based upon those allegations. We do not believe the settlement of this matter will have a material adverse effect upon us.

We also are a party to various other lawsuits arising out of the conduct of its business. We do not believe that any of these matters, if adversely determined, would have a material adverse effect upon us.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 9: RESTRUCTURING, ASSET IMPAIRMENT AND OTHER UNUSUAL CHARGES (SPECIAL CHARGES)

In July 1998, we adopted a restructuring and reorganization program with the objective of (1) transitioning our company from a manufacturing-driven business to a consumer-focused organization that markets branded apparel products and (2) creating an efficient, low-cost operating structure with the flexibility to take advantage of future opportunities to reduce our costs. The plan originally called for the closing of a number of our worldwide facilities, which included selected manufacturing plants, distribution centers and offices; expanding production outside the United States; consolidating and downsizing the licensed products businesses; disposing of owned shopping-center real estate; reorganizing the corporate structure; establishing a dual headquarters in Atlanta, GA in addition to Alexander City, AL; as well as other cost savings activities. In July 2001, we announced an extension of this program to align the organization by distribution channel to provide stronger customer service, supply chain management, and more cost-effective operations.

The special charges reflected in the consolidated statements of operations are as follows:

(In thousands)	2001	2000	1999
Employee terminations	$ 23,808	$11,834	$17,542
Exit costs related to facilities	11,577	4,596	11,743
Termination of licenses and contracts	–	3,313	–
Impairment of facilities used in operations	23,242	1,668	13,389
Impairment of facilities and equipment held for disposal	59,013	23,602	7,921
Impairment of intangible assets	–	7,735	–
Inventory losses including shipping and warehousing costs	13,084	3,648	4,988
Accelerated depreciation on facilities and equipment to be taken out of service	–	995	7,149
Losses on cotton hedges (reclassified from accumulated other comprehensive loss)	6,387	–	–
Expenses associated with the establishment of dual headquarters	1,207	3,121	6,088
Other	5,774	4,499	1,901
Totals before tax	$144,092	$65,011	$70,721
Totals after tax	$ 91,936	$47,570	$46,632

These charges have been classified in the consolidated statements of operations as follows:

(In thousands)	2001	2000	1999
Cost of goods sold	$ 43,790	$18,187	$32,039
Selling, general and administrative expenses	1,567	3,677	6,088
Other – net	98,735	43,147	32,594
	$144,092	$65,011	$70,721

A summary of activity in the restructuring liability accounts follows:

(In thousands)	2001	2000	1999
Restructuring liabilities at beginning of year	$ 5,726	$ 6,527	$ 6,324
Exit costs accrued	11,577	4,596	11,743
Employee termination costs accrued	21,561	10,534	14,542
Other charges	13,009	10,377	7,847
Reserve revisions and adjustments, net	2,247	1,300	3,000
Payments charged to the liability accounts	(37,981)	(27,608)	(36,929)
Restructuring liabilities at end of year	$ 16,139	$ 5,726	$ 6,527

A substantial portion of the special charges recognized in 1999 through 2001 involved the write-down of assets and did not require cash payments. A summary of non-cash related components of the special charges follows:

(In thousands)	2001	2000	1999
Impairment of facilities	$82,095	$26,098	$28,459
Impairment of intangible assets	–	7,735	–
Other	13,603	4,371	5,130
	$95,698	$38,204	$33,589

FISCAL 2001 RESTRUCTURING ACTIVITIES

The special charges in 2001 relate primarily to the consolidation of the Cross Creek branded business and the restructuring of our spinning facilities. Revenue and operating losses related to the Cross Creek branded business, which we do not expect to retain in future periods, were approximately $16.1 million and $6.4 million, respectively, in 2001.

In 2001, we continued to move our sewing operations to facilities owned by us and by third parties located primarily in Central America and Mexico. We announced the closing of two domestic sewing operations, one textile operation, four yarn manufacturing facilities and the downsizing of domestic manufacturing capacity in the Domestic Activewear segment. Due to these closings, we issued approximately 1,250 termination notices to employees and recorded approximately $17.4 million in employee severance and related benefits, including $2.2 million in adjustments to costs for terminations in prior years.

In July 2001, we announced plans to discontinue direct marketing of the *Cross Creek* brand through golf pro shops and department stores and our intention to pursue a third-party licensing strategy for this business channel. We will continue to market the *Cross Creek* brand through the artwear/careerwear business line, which is this brand's principal channel of distribution. During 2001, we recorded inventory write-downs of $13.1 million related to the discontinuance of certain product lines, of which $6.7 million relates to the discontinued Cross Creek branded business. In addition, we announced the consolidation of the Cross Creek textile operations into the current dyeing and finishing plant in Mt Airy, North Carolina, and the consolidation of the Cross Creek artwear business within the other Domestic Activewear segment business based in Atlanta. As a result, we terminated approximately 285 employees and recorded employee severance and related benefits of $6.4 million and $1.5 million of exit costs in 2001. We also recorded asset impairment charges of $11.8 million related to facilities and equipment that were previously used in the Cross Creek branded business as well as the consolidation of the Cross Creek placket shirt business into the Domestic Activewear segment based in Atlanta.

In the third quarter of 2001, we recognized losses of $30 million on write-downs of spinning assets to their fair market value. Some of these facilities were later sold to Frontier Yarns. The remainder are no longer in service and are classified as held for sale. We also recorded impairment losses of $23.2 million on yarn facilities and equipment leased to Frontier Yarns that will continue to be classified as held for use. As noted in Note 8, we signed an agreement with Frontier Spinning Mills, Inc. to sell or lease substantially all of our remaining spinning assets and to transfer our remaining yarn employees to Frontier Yarns. Going forward, Frontier Yarns will supply most of our yarn needs.

During the year, we also expensed $8.3 million associated with the ongoing maintenance cost of facilities that are being held for sale as well as $1.7 million related to the completion of the restructuring in Europe.

We recognized $18.9 million in impairment charges for assets held for sale, including $8.4 million to adjust the carrying values of assets idled in prior periods to properly reflect the assets at their net realizable values.

Property and equipment held for disposal at December 29, 2001, are carried at $18.7 million. Charges for impairment of assets held for disposal were generally recorded when the facilities and equipment were removed from operations or when the criteria for classifying the assets as held for disposal were met. These assets have been written down to their fair values (less cost to sell), and depreciation has been suspended since the date they were first classified as assets held for disposal. Fair values used in recording asset impairment charges were determined by reference to third-party appraisals or internal analyses based upon recent sales prices of comparable facilities. Net gains realized during 2001 on sales of facilities and equipment that were being held for disposal at the beginning of fiscal year 2001 were approximately $1.7 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

As noted in Note 4, we recognized a $6.4 million charge related to losses on cotton futures contracts that were deemed to be ineffective as hedges in the fourth quarter when we sold or leased our remaining yarn manufacturing facilities to Frontier Yarns. Prior to the fourth quarter, we accounted for cotton futures contracts as cash flow hedges of anticipated purchases of cotton with unrealized gains or losses recorded in accumulated other comprehensive loss until the related hedged cotton purchases occurred. Beginning in 2002, we intend to purchase yarn from Frontier Yarns. The cotton futures contracts that were hedging anticipated purchases of cotton in 2002 were deemed to be ineffective upon formation of Frontier Yarns, because we will no longer be purchasing raw cotton in the future. Accordingly, the $6.4 million of unrealized losses in accumulated other comprehensive loss was reclassified to earnings as required by SFAS No. 133 and are presented in the table above as being directly related to restructuring our yarn operations.

We also recorded $5.5 million of miscellaneous costs including $4.3 million related to the consolidation of the Cross Creek branded business and $1.2 million of costs associated with establishing our dual headquarters in Atlanta, GA.

FISCAL 2000 RESTRUCTURING ACTIVITIES

The special charges in 2000 relate primarily to plant closings, the restructuring of the *Russell Athletic* brand and the discontinuance of the *Woodbrook* brand in Europe. Revenues and operating losses related to the *Russell Athletic* and *Woodbrook* brands in Europe were approximately $14 million and $4.5 million, respectively, in 1999.

In 2000, we closed six domestic apparel operations, a textile research facility and one yarn-manufacturing facility. During the year, approximately 1,700 employees were terminated. We recorded approximately $11.8 million in fiscal year 2000 for employee severance benefits, including approximately $1.3 million in reserve adjustments for workers' compensation claims from prior year employee terminations where the estimated costs were lower than actual costs. We also incurred approximately $3.8 million in ongoing maintenance cost related to facilities held for sale.

In 2000, we also announced the restructuring of the Russell Athletic business in Europe, the *Cross Creek* brand in Australia and the *Woodbrook* brand in Europe. In connection with the restructuring of these lines of business, we recorded $3.3 million in termination costs related to the cancellation of reseller contracts and $0.8 million related to leased facilities in Europe. We recognized charges of $3.6 million to reduce the carrying value of discontinued inventories to their estimated net realizable values.

Asset impairment charges of $23.6 million in fiscal 2000, included $16.5 million to write-down domestic apparel operations a textile research facility and one spinning facility; $7.1 million to write-down building and apparel assembly assets located in Europe related to the Russell Athletic and Woodbrook operations; we also recognized a $7.7 million impairment charge to write off the remaining carrying value of goodwill associated with the European business. We recognized this charge because our estimated undiscounted cash flows for the restructured European business were less than the carrying value of the remaining long-lived assets, including the goodwill.

We also recorded asset impairment charges of $1.7 million in 2000 related to the reconfiguration of domestic distribution facilities. The reconfiguration is now complete.

We also recorded $4.5 million of miscellaneous other unusual charges, of which $3.0 million related to restructuring the Russell Athletic line of business in Europe.We also incurred an additional $3.1 million of cost associated with establishing our dual headquarters in Atlanta, GA.

FISCAL 1999 RESTRUCTURING ACTIVITIES

In 1999, we closed 14 domestic sewing and assembly facilities and announced the closure of two manufacturing plants in Scotland. We also closed two yarn-manufacturing facilities and one cloth fabrication facility. Reconfiguration of a major distribution facility continued throughout the year and was completed during fiscal 2000. We recorded asset impairment charges of $13.4 million in 1999 related to the ongoing reconfiguration of domestic distribution facilities. In 1999, approximately 2,200 employees were terminated. We incurred approximately $17.5 million in severance charges in 1999, of which approximately $3.0 million related to health insurance costs from prior year employee terminations where the estimated costs were lower than actual costs.

Also during 1999, we incurred approximately $4.1 million in equipment removal cost to reconfigure a distribution facility and approximately $7.7 million associated with ongoing maintenance costs of facilities that were held for sale. On October 15, 1999, we announced the closing of our Scottish manufacturing plants in Bo'ness and Livingston. These facilities were closed by the end of fiscal 2000. Due to the ongoing impact of increased competition within the European marketplace and the fact that many of our competitors source their product requirements from developing countries, the economics of maintaining a manufacturing base in Scotland were no longer viable. Since the closure of our Scottish manufacturing facilities, we have sourced substantially all of our European apparel product requirements from contractors.

In 1999, we recorded asset impairment charges of $7.9 million to write-down facilities and equipment to their net realizable values at the time they were removed from service.

We recorded special charges of $5.0 million during 1999 to reduce the carrying value of discontinued inventories (primarily in Europe) to their estimated net realizable values. As plans were finalized in 1999 to close plants, we recorded an additional provision for depreciation of $7.1 million to reflect shorter estimated useful lives for planned facility closures that had been decided, but not yet announced and that continued in operations until there was no longer an operational requirement to continue their use. In addition, we incurred $6.1 million of costs associated with establishing our dual headquarters in Atlanta, GA.

There were no significant revenue losses related to the 1999 restructuring activities.

NOTE 10: SEGMENT INFORMATION

DESCRIPTION OF THE TYPES OF PRODUCTS FROM WHICH EACH REPORTABLE SEGMENT DERIVES ITS REVENUES

We operate our business in two segments: Domestic Activewear and International Activewear. Domestic Activewear is further organized into three business lines, which are aligned by distribution channel: Russell Athletic, Mass Retail and Artwear/Careerwear. The International Activewear business sells our products in more than 40 countries.

Prior to 2001, our activewear segment and two other domestic operating segments that were previously reported in an "all other" segment were organized in business units principally along brand name lines. In 2001, we realigned our domestic organizational structure by distribution channel to provide a stronger focus on customer service, marketing, supply chain management and cost effective operations. Accordingly, the segment data presented herein for 1999 and 2000 has been restated to present our segment data on the new basis of segment reporting. The business units that were previously shown as "all other" are now considered part of our Domestic Activewear segment.

MEASUREMENT OF SEGMENT PROFIT OR LOSS AND SEGMENT ASSETS

Our management evaluates performance and allocates resources based on profit or loss from operations before interest, income taxes, and special charges (Segment EBIT). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that inventories are valued at standard cost at the segment level, whereas a substantial portion of inventories are valued on a Last-In, First-Out (LIFO) basis in the consolidated financial statements. Intersegment transfers are recorded at cost; there is no intercompany profit or loss on intersegment transfers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SEGMENT FINANCIAL INFORMATION FOR THE YEAR ENDED DECEMBER 29, 2001

(In thousands)	Domestic Activewear	International Activewear	Total
Net sales	$1,080,292	$80,633	$1,160,925
Depreciation and amortization expense	48,752	546	49,298
Segment EBIT	103,007	2,385	105,392
Special charges not included in Segment EBIT	144,018	74	144,092
Total assets	930,339	64,831	995,170
2001 purchases of long-lived assets	47,387	1,588	48,975

SEGMENT FINANCIAL INFORMATION FOR THE YEAR ENDED DECEMBER 30, 2000

(In thousands)	Domestic Activewear	International Activewear	Total
Net sales	$1,115,935	$110,393	$1,226,328
Depreciation and amortization expense	51,382	2,268	53,650
Segment EBIT (loss)	158,240	(7,829)	150,411
Special charges not included in Segment EBIT (loss)	39,393	25,618	65,011
Total assets	1,069,148	84,012	1,153,160
2000 purchases of long-lived assets	58,036	1,421	59,457

SEGMENT FINANCIAL INFORMATION FOR THE YEAR ENDED JANUARY 1, 2000

(In thousands)	Domestic Activewear	International Activewear	Total
Net sales	$1,025,163	$123,701	$1,148,864
Depreciation and amortization expense	54,062	2,680	56,742
Segment EBIT	133,510	9,154	142,664
Special charges not included in Segment EBIT	59,227	11,494	70,721
1999 purchases of long-lived assets	51,760	1,616	53,376

RECONCILIATION OF SEGMENT EBIT TO CONSOLIDATED PRE-TAX (LOSS) INCOME

(In thousands)	2001	2000	1999
Total segment EBIT	$105,392	$150,411	$142,664
Special charges	(144,092)	(65,011)	(70,721)
Unallocated amounts:			
Corporate expenses	(16,488)	(20,263)	(23,182)
Inventory cost adjustments	919	341	(371)
Interest expense	(32,324)	(32,401)	(28,060)
Income (loss) before income taxes	$ (86,593)	$ 33,077	$ 20,330

During fiscal 2001, we allocated more corporate expenses to our reportable segments.

ENTERPRISE-WIDE DISCLOSURES:
NET SALES BY COUNTRY

(In thousands)	2001	2000	1999
United States	$1,080,292	$1,115,935	$1,025,163
Europe	56,307	85,751	101,496
Other foreign countries	24,326	24,642	22,205
Consolidated total	$1,160,925	$1,226,328	$1,148,864

NET SALES BY DISTRIBUTION CHANNEL

(In thousands)	2001	2000	1999
Domestic Mass Retail	$ 337,163	$ 330,694	$ 298,721
Domestic Artwear/Careerwear	462,774	498,028	449,422
Domestic Russell Athletic	280,355	287,213	277,020
International Activewear	80,633	110,393	123,701
Consolidated total	$1,160,925	$1,226,328	$1,148,864

LONG-LIVED ASSETS BY COUNTRY

(In thousands)	2001	2000
United States	$ 354,244	$ 456,639
Europe	1,522	5,245
Other foreign countries	519	586
Consolidated total	$ 356,285	$ 462,470

Revenues are attributed to countries based on the location of customers.

MAJOR CUSTOMER

Net sales to Wal-Mart represent approximately 18.7%, 17.9% and 19.4% of our consolidated net sales for fiscal 2001, 2000, and 1999, respectively.

NOTE 11: EARNINGS PER SHARE

The following table sets forth the computation of earnings per share:

(In thousands, except share and per share data)	2001	2000	1999
Net (loss) income	$(55,486)	$14,515	$8,388
Basic calculation:			
Weighted-average common shares outstanding	31,950,658	32,405,926	33,842,751
Net (loss) income per common share – basic	$ (1.74)	$ .45	$ .25
Diluted calculation:			
Weighted-average common shares outstanding	31,950,658	32,405,926	33,842,751
Net common shares issuable on exercise of diluted stock options	–	280,080	23,750
	31,950,658	32,686,006	33,866,501
Net (loss) income per common share – diluted	$ (1.74)	$ .44	$ .25

NOTE 12: SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of unaudited quarterly results of operations (in thousands, except per share data):

	Quarter ended			
Year ended December 29, 2001	April 1	July 1	Sept. 30	Dec. 29
Net sales[1]	$240,994	$253,835	$351,324	$314,772
Gross profit	65,056	53,682	88,422	59,747
Net income (loss)	2,239	(11,585)	(15,383)	(30,757)
Net income (loss) per common share basic and diluted	$ .07	$ (.36)	$ (.48)	$ (.96)
Special charges, described in Note 9, on an after-tax basis that are included in the above net income (loss)	$ 1,687	$ 16,478	$ 33,337	$ 40,434

	Quarter ended			
Year ended December 30, 2000	April 2	July 2	Oct. 1	Dec. 30
Net sales[1]	$253,904	$284,447	$359,180	$328,797
Gross profit	64,685	73,246	105,225	97,696
Net income	466	2,472	526	11,051
Net income per common share:				
Basic	$ .01	$ .08	$ .02	$ .35
Diluted	$ .01	$ .07	$ .02	$ .34
Special charges, described in Note 9, on an after-tax basis that are included in the above net income	$ 5,608	$ 4,917	$ 25,250	$ 11,795

(1) Net sales for the quarters ended April 1, July 1, and September 30, 2001 and for each of the quarters in the year ended December 30, 2000 have been restated to reflect shipping and handling costs billed to customers in net sales (see Note 1).

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND SHAREHOLDERS

RUSSELL CORPORATION

We have audited the accompanying consolidated balance sheets of Russell Corporation and Subsidiaries as of December 29, 2001, and December 30, 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Russell Corporation and Subsidiaries at December 29, 2001, and December 30, 2000, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 8, 2002, except for the sixth paragraph of Note 8,
as to which the date is March 5, 2002

Birmingham, Alabama

SHAREHOLDER INFORMATION

PRINCIPAL OFFICES

Suite 800
3330 Cumberland Blvd.
Atlanta, Georgia 30339
(678) 742-8000

755 Lee Street
P.O. Box 272
Alexander City, Alabama 35011
(256) 500-4000

OTHER INFORMATION

The Company's press releases, annual report and other information can be accessed through its home page on the World Wide Web, http://www.russellcorp.com

TRANSFER AGENT AND REGISTRAR

SunTrust Bank, Atlanta
P.O. Box 4625
Atlanta, Georgia 30302

DIVIDEND DISBURSING AGENT

SunTrust Bank, Atlanta
P.O. Box 4625
Atlanta, Georgia 30302

AUDITORS

Ernst & Young LLP
1900 AmSouth/Harbert Plaza
Birmingham, Alabama 35203

FORM 10-K

Copies of Form 10-K as filed with the Securities and Exchange Commission are available without cost to shareholders of the Company by writing to:

Corporate Secretary
Russell Corporation
Suite 800
3330 Cumberland Blvd.
Atlanta, Georgia 30339
(678) 742-8000

ANNUAL MEETING

The annual meeting of shareholders of the Corporation will be at 11:00 a.m. CT on April 24, 2002, at the offices of the Company in Alexander City, Alabama.

For information, contact:
Thomas D. Johnson, Jr.
Director of Investor Relations
(678) 742-8181

DIVIDEND REINVESTMENT PLAN

For information about accounts or issuance of certificates, contact:
SunTrust Bank, Atlanta
P.O. Box 4625
Atlanta, Georgia 30302

DIVIDEND AND MARKET INFORMATION

Russell Corporation stock trades on the New York Stock Exchange and various other regional exchanges under the ticker symbol RML. The range of high and low prices of the Common Stock and the dividends per share paid during each calendar quarter of the last two years are presented below:

TRADEMARKS

The following are registered trademarks used by Russell Corporation and/or its subsidiaries:

Cross Creek®
Discus®
FOR THE LONG RUN® used under license from Woodway USA, Inc.
JERZEES®
JERZEES Outdoors™
Mossy Oak® used under license from Haas Outdoors, Inc.
Power™
Premium Fit™
Pro Cotton®
Russell Athletic®
Sueded Fleece™

MARKET PRICE

Russell Corporation

2001	Dividend	High	Low	Close
First	$.14	$20.84	$15.13	
Second	.14	20.00	15.18	
Third	.14	18.55	13.40	
Fourth	.04	15.50	11.02	
	$.46			$15.02

2000	Dividend	High	Low	Close
First	$.14	$16.69	$12.88	
Second	.14	22.94	14.44	
Third	.14	20.63	13.69	
Fourth	.14	17.13	12.13	
	$.56			$15.44

Designed and produced by Corporate Reports Inc./Atlanta

RUSSELL CORPORATION
SINCE 1902

3330 Cumberland Boulevard, Suite 800
Atlanta, Georgia 30339
www.russellcorp.com